Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

TABLE OF CONTENTS

1:	Core Business	1
2:	Highlights	1
3:	Outlook and Strategy	4
4:	Overview of Financial Results	6
5:	Operating Mines	12
6:	Non-GAAP Measures	21
7:	Liquidity and Capital Resources	27
8:	Capitalization	29
9:	General and Administrative Expenses	30
10:	Foreign Exchange	30
11:	Investments	31
12:	Income Taxes	31
13:	Derivatives	32
14:	Contractual Commitments	33
15:	Contingencies	34
16:	Off-Balance Sheet Arrangements	34
17:	Gold and Copper Markets	34
18:	Exploration and Development Projects	34
19:	Risks and Uncertainties	37
20:	Critical Accounting Policies and Estimates	37
21:	IFRS Changeover Plan	37
22:	Disclosures and Internal Controls and Procedures	41

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(United States Dollars unless otherwise specified, in accordance with Canadian generally accepted accounting principles (“GAAP”))

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.             CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-based gold producer engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Chile, Argentina, Mexico and Colombia.

The Company plans to continue to build on its production base through existing operating mine expansions and throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

The Company’s shares are listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: YAU).

2.             HIGHLIGHTS

Financial

Third Quarter

•                  Record revenue of $454.0 million, more than 36% higher than the same quarter of 2009.

•                  Record mine operating earnings of $201.2 million representing an increase of 48% from the third quarter of 2009.

•                  Net earnings of $120.7 million or $0.17 basic earnings per share, almost double the third quarter net earnings of 2009.

•                  Adjusted Earnings of $118.9 million or $0.16 per share, an increase of 35% from the third quarter of 2009:

For the three months ended September 30, (In millions of United States Dollars, except per share amounts)	2010	2009
Net earnings	$120.7	$60.8
Non-cash foreign exchange gains	(15.9)	(6.7)
Non-cash unrealized losses on derivatives	1.5	21.0
Non-recurring tax adjustment	3.2	—
Future income tax expense on translation of intercompany debt	6.9	18.9
Other non-recurring losses and adjustments	2.9	1.8
Adjusted Earnings before income tax effects	119.3	95.8
Income tax effect of adjustments	(0.4)	(7.5)
Adjusted Earnings (i)	$118.9	$88.3
Adjusted Earnings per share (i)	$0.16	$0.12

(i)          Non-GAAP measure — see Section 6.

•                  Record cash flows of $208.8 million from continuing operations before changes in non-cash working capital (a non-GAAP measure) and cash flows of $153.3 million from continuing operations after changes in non-cash working capital representing increases of 24% and 6% respectively from the comparable quarter in 2009.

•                  Cash and cash equivalents at September 30, 2010 of $279.7 million. Subsequent to the quarter ended September 30, 2010, the Company repaid $20 million of its debt facility.

•                  Increase in the Company’s dividend to $0.08 per share on an annualized basis, representing a 100% increase over the dividend level paid in 2009.

Nine Months

•                  Total revenue of $1.2 billion, more than 45% higher than the same period of 2009.

•                  Mine operating earnings of $476.6 million, representing an increase of 68% from the same period of 2009.

•                  Net earnings of $291.0 million or $0.39 basic earnings per share, an increase of over 85% compared to the nine months of 2009.

•                  Adjusted Earnings of $277.9 million or $0.38 per share, an increase of 12% from the first nine months of 2009:

For the nine months ended September 30, (In millions of United States Dollars, except per share amounts)	2010	2009
Net earnings	$291.0	$156.5
Non-cash foreign exchange gains	(36.6)	(57.0)
Non-cash unrealized gains on derivatives	(2.5)	102.8
Write-off of mineral interests and other assets	3.3	—
Non-recurring tax adjustment	3.2	—
Future income tax expense on translation of intercompany debt	1.9	54.0
Other non-recurring losses and adjustments	18.7	27.6
Adjusted Earnings before income tax effects	279.0	283.9
Income tax effect of adjustments	(1.1)	(35.5)
Adjusted Earnings (i)	$277.9	$248.4
Adjusted Earnings per share (i)	$0.38	$0.34

(i)          Non-GAAP measure — see Section 6.

•                  Cash flows of $485.3 million from continuing operations before changes in non-cash working capital (a non-GAAP measure) and cash flows of $380.2 million from continuing operations after changes in non-cash working capital representing increases of 42% and 20% respectively in comparison to the same period in 2009.

Operational

Third Quarter

•                  Production from continuing operations of 267,409 gold equivalent ounces (“GEO”) (gold and silver production from continuing operations of 222,299 ounces and 2.5 million ounces, respectively). GEO production on a mine-by-mine basis is broken down as follows:

For the three months ended September 30, (In Ounces)	2010
Chapada	40,405
El Peñón (GEO)	105,212
Gualcamayo	31,972
Jacobina	33,637
Minera Florida (GEO)	27,652
Fazenda Brasileiro	17,161

•                  By-product cash costs of $58 per GEO from continuing operations. ($104 per GEO excluding Alumbrera)

•                  GEO sold of 271,942 (gold and silver sold from continuing operations of 227,189 ounces and 2.5 million ounces, respectively) and 43.5 million payable pounds of copper sold from Chapada.

•                  Co-product cash costs from continuing operations of $439 per GEO ($444 per GEO excluding Alumbrera). Co-product cash costs from wholly owned mines are as follows:

For the three months ended September 30, (In United States Dollars per GEO)	2010
Chapada	$301
El Peñón	$461
Gualcamayo	$480
Jacobina	$463
Minera Florida	$425
Fazenda Brasileiro	$620

Nine Months

•                  Production from continuing operations of 760,509 GEO (gold and silver production from continuing operations of 621,361 ounces and 7.7 million ounces, respectively). GEO production on a mine-by-mine basis is broken down as follows:

For the nine months ended September 30, (In Ounces)	2010
Chapada	98,648
El Peñón (GEO)	314,134
Gualcamayo	98,901
Jacobina	88,443
Minera Florida (GEO)	73,556
Fazenda Brasileiro	50,232

•                  Record copper production from Chapada of 109.5 million pounds.

•                  Production from Gualcamayo of 98,901 ounces of gold, a 17% increase compared with total commercial and commissioning production in the first nine months of 2009.

•                  By-product cash cost of $82 per GEO from continuing operations. ($154 per GEO excluding Alumbrera)

•                  GEO sold of 768,033 (gold and silver sold from continuing operations of 627,350 ounces and 7.7 million ounces, respectively) and 104.2 million payable pounds of copper sold from Chapada.

•                  Co-product cash costs from continuing operations of $433 per GEO ($440 per GEO excluding Alumbrera) with co-product cash costs from wholly owned mines as follows:

For the nine months ended September 30, (In United States Dollars per GEO)	2010
Chapada	$329
El Peñón	$431
Gualcamayo	$449
Jacobina	$550
Minera Florida	$389
Fazenda Brasileiro	$598

Development and Exploration

•                  At Mercedes, construction is advancing with start-up of production commencing in 2012. Continuing exploration shows significant potential for resource increases before start-up.

•                  At C1 Santa Luz, engineering work is progressing on schedule with construction and environmental licenses expected to be issued in late 2010. C1 Santa Luz is expected to commence production in late 2012.

•                  At Ernesto Pau-a-Pique, technical analysis for the mine development has been completed; construction and environmental licenses expected to be issued in late 2010 with start-up expected in late 2012.

•                  Drilling of higher grade areas discovered at Jacobina provides expectations of a significant contribution to resources supporting an expansion study now underway.

•                  At Pilar, a construction decision based has been made. Total mineral resources increased by 32% from the published estimate as at the end of 2009. The new mineral reserves at Pilar increases the Company’s total proven and probable mineral reserves by 7%. Continuing exploration shows significant potential for resource increases before start-up.

•                  The Company’s Jeronimo project in Chile continues to advance. Yamana has made significant advancements in metallurgical test work and intends to deliver a feasibility study in late 2011.

•                  The newly discovered Suruca gold deposit near the Chapada mine continues to advance with additional drilling expected to expand the deposit substantially. A feasibility level study is expected to be completed in late 2010.

3.             OUTLOOK AND STRATEGY

The Company continues to adhere to its key commitments, which underlie Yamana’s success in the past year. These include sustainable production, stability of jurisdictions, disciplined growth and industry-low cash costs.

The Company is committed to a sustainable production platform base of approximately 1.1 million GEO mainly from its six producing mines: Chapada, Jacobina and Fazenda Brasileiro in Brazil, El Peñón and Minera Florida in Chile, and Gualcamayo in Argentina. The Company has previously provided production guidance in the range of 1.03 million GEO to 1.145 million GEO for 2010. Annual production is still expected to be in line with this guidance. Copper production is expected to be in excess of 150 million pounds in 2010, also consistent with previous guidance.

The Company’s approach to sustainability, which is broader than simply maintaining production levels, includes the adherence to best practices and international policies for health and safety, environment and community relations. The Company’s focus on and initiatives in creating strong community relations and support systems, energy management, improvement of water quality and availability, in addition to quality of life, are all important elements of its commitment to sustainability.

The Company remains committed to operating in comparatively stable jurisdictions, preferably where there is an established mining culture and tradition. Yamana remains focused on the Americas, with production coming from operating mines in Brazil, Chile and Argentina, and developments in Mexico where construction is ongoing at the Mercedes project. The Company is also active on the exploration front in Colombia.

The Company’s well-defined development stage and exploration projects, in addition to further value-enhancing opportunities, provide the Company with a strong organic growth profile and value proposition. Near-term production growth will come from the Company’s construction stage projects: Mercedes, C1 Santa Luz, Ernesto/Pau-a-Pique, and from a tailings reprocessing project at the Minera Florida mine. Production is expected to increase by approximately 400,000 GEO annually from these projects at cash costs consistent with the current cost levels. Production is expected to start ramping up in 2012 as these projects commence operations to an annual run rate of approximately 1.5 million GEO in 2013, representing a 46% increase in production from 2009 levels.

Additional production growth is expected from the Gualcamayo mine in Argentina with the inclusion of the QDD Lower West underground zone, and from the Pilar project in Brazil where construction decisions have been made.

Exploration successes and value-enhancing projects such as Agua Rica are expected to further supplement long-term growth and add value to shareholders.

The Company is committed to low cash costs (see Section 6 — non-GAAP measures) and focuses on cost containment with the goal of remaining one of the lowest-cost producers in the industry. Cash costs for 2010 are expected to be below $175 per GEO on a by-product basis. In an effort to reduce volatility in costs due to fluctuating currency exchange rates, the Company has hedged its local operating currency exposure at three of its mines in Brazil for a total of approximately 695.0 million Reais over the next three years at an average rate of approximately 2.14 Reais to the United States Dollar. In the third quarter, the spot exchange rate averaged 1.76 Reais to the United States Dollar. In Chile, given the strong correlation between the Chilean Peso and copper prices, rising copper prices serve as a natural hedge to a strengthening in the currency. The Company believes that by-product cash costs are a better representation of the Company’s cost structure as any erosion in costs due to the appreciation of the Chilean Peso will be offset by increases in the copper price.

The consolidated production guidance for 2010 above is in line with previous guidance issued by the Company.

4.             OVERVIEW OF FINANCIAL RESULTS

The following table presents a summarized Statement of Operations for the three-month and nine-month periods ended September 30, 2010 with comparatives for the three- and nine-month periods ended September 30, 2009:

	Three months ended		Nine months ended
(In thousands of United States Dollars, except for shares and per share	September 30,	September 30,	September 30,	September 30,
amounts; unaudited)	2010	2009	2010	2009
Revenues	$453,965	$333,179	$1,151,681	$783,489
Cost of sales excluding depletion, depreciation and amortization	(171,913)	(131,357)	(452,722)	(338,152)
Depletion, depreciation and amortization	(79,219)	(64,792)	(217,420)	(160,579)
Accretion of asset retirement obligations	(1,618)	(611)	(4,957)	(1,601)
Mine operating earnings	201,215	136,419	476,582	283,157

Expenses
General and administrative	(25,109)	(17,029)	(79,137)	(58,823)
Exploration	(12,249)	(9,035)	(29,699)	(18,224)
Other	(5,966)	(5,890)	(14,697)	1,415
Operating earnings	157,891	104,465	353,049	207,525

Investment and other business income	1,740	8,978	3,012	22,227
Interest and financing expenses	(13,743)	(5,970)	(42,198)	(14,879)
Foreign exchange gain	15,894	15,126	36,089	87,820
Realized (loss) gain on derivatives	(246)	(3,562)	(5,476)	27,849
Unrealized (loss) gain on derivatives	(1,534)	(16,853)	2,454	(96,950)
Earnings from continuing operations before income taxes and equity earnings	160,002	102,184	346,930	233,592

Income tax expense	(47,510)	(55,799)	(97,388)	(94,144)
Equity earnings from Minera Alumbrera	10,689	8,061	30,140	18,865
Earnings from continuing operations	123,181	54,446	279,682	158,313
(Loss) earnings from discontinued operations (i)	(2,496)	6,377	11,329	(1,857)
Net earnings	$120,685	$60,823	$291,011	$156,456

Earnings Adjustments (ii):
Non-cash foreign exchange (gains) losses	(15,894)	(6,726)	(36,588)	(56,986)
Non-cash unrealized losses (gains) on derivatives	1,534	21,013	(2,454)	102,853
Write-off of mineral interests and other assets	—	—	3,279	—
Non-recurring tax adjustment (iii)	3,173	—	3,173	—
Future income tax expense on translation of intercompany debt	6,942	18,933	1,929	54,020
Other non-recurring losses and adjustments	2,901	1,838	18,705	27,611
Adjusted Earnings before income tax effects	119,341	95,881	279,055	283,954
Income tax effect of adjustments	(475)	(7,541)	(1,157)	(35,545)
Adjusted Earnings (ii)	$118,866	$88,340	$277,898	$248,409

Basic earnings per share	$0.17	$0.08	$0.39	$0.22
Diluted earnings per share	$0.17	$0.08	$0.39	$0.22
Adjusted Earnings per share (ii)	$0.16	$0.12	$0.38	$0.34

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives. The sale of San Andrés closed in 2009; the sale of São Vicente and São Francisco closed April 30, 2010.

(ii)      A cautionary note regarding non-GAAP measures is included in Section 6 providing a discussion on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets, and (g) any other non-recurring adjustments. Non-recurring adjustments from unusual and extraordinary events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

(iii)  Adjustment represents the change in future tax liability that is expected to be realized during 2011 and 2012 as a result of a temporary change in the income tax rate/legislation in Chile which was enacted in July, 2010 and is scheduled to end by the end of fiscal 2012.

Gold prices continued to remain strong, establishing new record highs in the third quarter of 2010 spurred from continuing global economic uncertainties, increased demand and the devaluation of the United States Dollar. Average market prices in the third quarter for gold, copper and silver were 28%, 24% and 19% higher than the same quarter of 2009, and 3%, 3% and 4% higher than the second quarter of this year, respectively. Stronger metal prices, augmented by a 6.5% increase in gold sales from continuing operations compared to the third quarter of 2009, led to an increase of $120.8 million in revenues to a record $454.0 million in the third quarter compared with $333.2 million in the same quarter of 2009. Higher revenues also contributed to an increase of $53.4 million in mine operating earnings to $201.2 million in the quarter compared with $136.4 million in the third quarter of 2009.

The average prices of gold, copper and silver for the third quarter of 2010 and 2009 are summarized below:

	Realized Prices (i)		Market Prices
For the quarter ended September 30,	2010	2009	2010	2009
Gold (per oz.)	$1,235	$962	$1,228	$961
Copper (per lb.)	$3.27	$2.74	$3.29	$2.65
Silver (per oz.)	$19.73	$14.97	$18.98	$14.74

(i)          Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized prices reflect continuing operations.

Revenues for the quarter are composed of the following:

For the quarter ended September 30, 2010	Quantity Sold		Realized Price	Revenues (in ‘000s)
Gold (i)	217,094	oz.	$1,235	$268,138
Copper (i)	43,450,887	lbs.	$3.27	141,982
Silver	2,461,449	oz.	$19.73	48,565
Gross revenues				$458,685
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(8,897)
- Sales taxes				(7,288)
- Mark-to-market, metal price adjustments, and other				11,465
			Revenues	$453,965

(i)    Excludes 12.5% interest of Alumbrera which is accounted for as an equity investment; Metal sold including the Company’s attributable portion from Alumbrera are 202,564 ounces of gold and 2.6 million pounds of copper; includes payable copper and gold contained in concentrate.

Cost of sales excluding depletion, depreciation and amortization and accretion of asset retirement obligation for the quarter was $171.9 million compared with $131.4 million in the third quarter of 2009. The following table provides a reconciliation of the co-product cash costs to the cost of sales from continuing operations of the quarter:

For the quarter ended September 30, 2010	Gold Ounces or Pounds of Copper Produced		Co-product Cash Cost per unit (iii)	Total (‘000s)
Brazil
Chapada – Gold	40,405	oz.	$301	$12,162
Chapada – Copper	42,769,121	lbs.	1.14	48,736
Jacobina	33,637	oz.	463	15,565
Fazenda Brasileiro	17,161	oz.	620	10,634
Chile
El Peñón (GEO) (i)	105,212	oz.	461	48,480
Minera Florida (GEO) (i)	27,652	oz.	425	11,751
Argentina
Gualcamayo	31,972	oz.	480	15,342
				$162,670
Add (deduct):
- Inventory and other non-cash adjustments				9,908
- Chapada concentrate treatment and refining charges				(8,897)
- Other commercial costs				4,240
- Overseas freight for Chapada concentrate				3,992
Cost of sales excluding depletion, depreciation and amortization (ii)				$171,913

(i)          Gold ounces reported are gold equivalent ounces for El Peñón and Minera Florida. Gold equivalent ounce calculations are based on an assumed gold to silver ratio (55:1), which is a long-term historical average of prices.

(ii)      Excludes 12.5% interest of Alumbrera which is accounted for as an equity investment.

(iii)  A cautionary note regarding non-GAAP measures is included in Section 6.

Earnings from continuing operations for the third quarter were $123.2 million compared with $54.4 million in the same quarter in 2009, representing an increase of 126%. Net earnings were $120.7 million compared with the $60.8 million in the same quarter of 2009 representing an increase of 98%. Earnings per share were $0.17 on a basic and diluted basis for the third quarter of 2010, compared with basic and diluted earnings per share of $0.08 for the same quarter in 2009. Earnings were higher due to an increase of $53.4 million in operating earnings largely due to higher precious metal prices during the quarter and lower unrealized losses on derivatives vis-à-vis the comparative quarter in 2009. Adjusted Earnings were $118.9 million compared with $88.3 million in the same quarter of 2009 representing a 35% increase.

Cost of sales excluding depletion, depreciation and amortization was $171.9 million compared with $131.4 million in the third quarter of 2009. The appreciation of the Brazilian Real and Chilean Peso, higher electricity rates and maintenance costs, were the main contributing factors to higher cost of sales.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $79.2 million, a 22% increase from $64.8 million in the third quarter of 2009. The increase in DDA is driven by higher capital expenditures increasing the depletion/depreciation base and an increase in metal quantities sold. The increased depreciation/depreciation base is mainly related to the addition of the Chapada expansion, which was completed in the third quarter of 2009.

General and administrative expenses increased to $25.1 million, compared with $17.0 million in the third quarter of 2009, reflecting additional expenditures due to the Company’s growth from operations and the growing infrastructure to support it.

Interest and financing expenses for the quarter was $13.7 million, compared with $6.0 million in the third quarter of 2009 largely reflecting the additional financial expenses incurred in Brazil as a result of taxes on financial transactions. Higher interest expense was also due to lower amount of interest capitalized in the third quarter compared with the same quarter of last year. The Company continues to capitalize interest expense on construction expenditures at Mercedes and other projects and it is anticipated that the amount capitalized will increase in the future as construction expenditures for the current organic growth phase increase.

Compared with the same quarter in 2009, exploration expense of $12.2 million increased by 36% due to higher exploration activities in Chile and Argentina and a higher proportion of grass-roots exploration.

Foreign exchange gains were $15.9 million for the third quarter of 2010 compared with $15.1 million in the third quarter of 2009. Unrealized losses on derivatives were $1.5 million in respect to the ineffective portion of foreign exchange derivatives in the quarter versus unrealized derivative losses of $16.9 million in the same quarter of 2009, which was attributable to copper forward contracts driven by the volatility of copper prices in 2009.

Income tax expense decreased in spite of higher earnings before tax mainly due to effective tax planning implemented and effective in the third quarter of 2010. However, the Company expects the normalized effective tax rate to be in the range of 30% to 32% going forward.

Cash flows from continuing operations before changes in non-cash working capital of a record $208.8 million compares to $167.9 million for the comparative quarter of 2009 representing a 24% increase. Cash flows from continuing operations after changes in non-cash working capital were a $153.3 million inflow compared with a $144.4 million inflow for the same quarter in 2009. The increase in cash flows from continuing operations before changes in non-cash working capital was primarily due to production increases and increases in metal prices resulting in higher margins. Cash and cash equivalents as at September 30, 2010 were $279.7 million, an increase of $17.5 million from the second quarter cash and cash equivalents and an increase of $109.6 million from the cash balance at the beginning of the year.

Capital expenditures for the quarter were $126.8 million compared with $144.7 million in the third quarter of 2009. The decrease in capital expenditures during the quarter in comparison to the same quarter of 2009 is due to timing of expenditures on capital projects. This mainly reflects the absence of capital expenditures related to the Chapada throughput expansion and Gualcamayo construction in 2009 and offset by the ramp-up of construction activities at Mercedes in 2010.

For the nine months ended September 30, 2010

Net earnings for the nine months ended September 30, 2010 were $291.0 million or $0.39 basic earnings per share, representing an increase of more than 85% from the net earnings of $156.5 million or $0.22 basic earnings per share for the same period in 2009. Operating earnings for the nine months ended September 30, 2010 were $353.0 million or 70% higher than that of the comparative period. The increase in operating earnings from the comparative nine-month period resulted in higher income tax expense recognized for the nine months ended September 30, 2010 compared to the nine months ended September 20, 2009. Adjusted Earnings were $0.38 per share or $277.9 million for the nine months ended September 30, 2010 versus $0.34 per share or $248.4 million for the comparative period ended in 2009.

Cost of sales excluding depletion, depreciation and amortization was $452.7 million compared with $338.2 million in the first nine months of 2009. Higher cost of sales was mainly due to the appreciation of the Brazilian Real and Chilean Peso, higher electricity rates and adapting a maintenance program which incurred costs although will drive operational improvements in the long-term.

DD&A expense for the nine months was $217.4 million, a 35% increase from $160.6 million in 2009. The increase in DDA is driven by higher capital expenditures increasing the depletion/depreciation base and an increase in metal quantities sold. The increased depreciation/depreciation base is mainly related to the addition of Gualcamayo and the Chapada Expansion.

Mine operating earnings were $476.6 million for the period, compared with $283.2 million in the first nine months of 2009. Revenues were $1.2 billion compared with $783.5 million for the nine months ended September 30, 2009. The increase in revenues and mine operating earnings was mainly driven by an increase in production and higher metal prices in the nine months of 2010 compared to the same period in 2009.

General and administrative expenses increased to $79.1 million, compared with $58.8 million in the nine months of 2009, reflecting additional expenditures due to the Company’s growth from operations and the growing infrastructure to support it as well as general and administrative expenses in respect of Gualcamayo that were capitalized during the commissioning period of 2009.

Interest and financing expenses were $42.2 million, compared with $14.9 million in the nine months of 2009 largely reflecting the increase in borrowing and financing costs in 2010 and the reduced amount of interest capitalized as the result of the completion of the Gualcamayo mine in mid 2009.

Foreign exchange gains of $36.1 million for the nine months of 2010 compared with $87.8 million in the same period of 2009. Unrealized gains on derivatives were $2.5 million in the nine months versus unrealized derivative losses of $97.0 million in the same period of 2009, which was attributable to copper forward contracts driven by the volatility of copper prices.

Cash flows of $380.2 million from continuing operations after changes in non-cash working capital, representing an increase of 20%, compared with $317.0 million of nine months ended September 30, 2009. Cash flows of $485.3 million from continuing operations before changes in non-cash working capital (a non-GAAP measure), representing an increase of 42%, in comparison to $340.6 million of the same period in 2009.

Capital expenditures for the nine months ended September 30, 2010 of $362.7 million compared with $359.9 million of the comparative nine-month period. This mainly reflects the absence of capital expenditures related to the Chapada throughput expansion and Gualcamayo construction in 2009, offset by the increase in capital expenditures at El Peñón in the early quarters of this year and the ramp-up of construction activities at Mercedes and Pilar.

The table below presents selected quarterly financial and operating data:

(In thousands of United States Dollars, except per share amounts)	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009

Financial results
Revenues (ii)	$453,965	$351,374	$346,341	$399,825
Mine operating earnings	$201,215	$145,454	$129,911	$184,341
Earnings from continuing operations	$123,181	$84,314	$72,187	$53,458
Net Earnings for the period	$120,685	$90,788	$79,539	$36,175
Adjusted Earnings (iv)	$118,866	$85,818	$73,206	$100,863
Cash flows from operating activities of continuing operations	$153,320	$100,915	$125,671	$211,206
Cash flows from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$208,815	$134,556	$137,830	$155,225
Cash flows to investing activities of continuing operations	$(133,181)	$(46,878)	$(116,891)	$(90,532)
Cash flows (to) from financing activities of continuing operations	$(10,572)	$(11,144)	$41,465	$(10,578)

Per share financial results
Earnings per share from continuing operations
Basic	$0.17	$0.11	$0.10	$0.07
Diluted	$0.17	$0.11	$0.10	$0.07

Earnings per share
Basic	$0.17	$0.12	$0.11	$0.05
Diluted	$0.17	$0.12	$0.11	$0.05

Adjusted Earnings per share
Basic	$0.16	$0.12	$0.10	$0.14
Diluted	$0.16	$0.12	$0.10	$0.14

Financial Position
Cash and cash equivalents	$279,691	$262,223	$221,983	$170,070
Total assets	$10,047,376	$9,828,490	$9,761,649	$9,707,260
Total long-term liabilities	$2,601,621	$2,810,831	$2,823,719	$2,589,460

Production
Commercial GEO - continuing operations (v)	267,409	253,264	239,836	289,456
GEO - discontinued operations (i)	—	10,052	33,236	35,796
Total GEO produced	267,409	263,316	273,072	325,252

Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	256,039	241,794	226,081	277,912

Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$439	$434	$423	$366

Chapada concentrate production (tonnes)	76,808	65,859	51,659	63,990

Chapada copper contained in concentrate production (millions of lbs.)	42.8	37.0	29.7	37.0

Chapada co-product cash costs per pound of copper (iv)	$1.14	$1.13	$1.24	$1.05

Alumbrera (12.5% interest) concentrate production (tonnes)	15,487	16,480	19,961	18,711

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs.)	8.3	9.3	11.8	10.8
Alumbrera co-product cash costs per lb of copper (iv)	$1.53	$1.52	$0.89	$1.23

Gold Equivalent Ounces Breakdown - Continuing Operations
Total gold ounces produced	222,299	208,399	190,663	238,438
Silver ounces produced (millions of ounces)	2.5	2.5	2.7	2.8

Sales
Commercial gold sales - continuing operations (ounces)	227,189	202,564	197,598	232,923
Gold sales - discontinued operations (ounces)	—	11,268	36,664	35,941
Total gold sales (ounces)	227,189	213,832	234,262	268,864
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	217,094	186,926	187,342	222,008
Chapada concentrate sales (tonnes)	81,127	57,895	51,795	63,646
Chapada payable copper contained in concentrate sales (millions of lbs.)	43.5	31.6	29.1	34.6
Silver sales (millions of ounces)	2.5	2.6	2.7	2.9
Average realized gold price per ounce (ii)	$1,235	$1,201	$1,114	$1,095
Average realized copper price per pound (excluding derivative contracts) (ii)	$3.27	$3.07	$3.25	$3.18
Average realized silver price per ounce (ii)	$19.73	$18.45	$17.07	$17.47

	September 30,	June 30,	March 31,	December 31,
(In thousands of United States Dollars, except per share amounts)	2009	2009	2009	2008

Financial results
Revenues (ii)	$333,179	$236,710	$213,600	$87,831
Mine operating earnings	$136,419	$81,558	$65,180	$(59,056)
Earnings from continuing operations	$54,446	$21,400	$82,466	$219,974
Net earnings for the period	$60,823	$9,641	$85,993	$179,367
Adjusted Earnings (iv)	$88,340	$95,814	$64,257	$12,350
Cash flows from operating activities of continuing operations	$144,439	$112,967	$59,604	$79,769
Cash flows from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$167,930	$101,778	$70,876	$34,801
Cash flows to investing activities of continuing operations	$(152,161)	$(120,143)	$(107,081)	$(122,968)
Cash flows (to) from financing activities of continuing operations	$(28,212)	$2,559	$(28,726)	$93,754

Per share financial results
Earnings per share from continuing operations
Basic	$0.07	$0.03	$0.11	$0.31
Diluted	$0.07	$0.03	$0.11	$0.31

Earnings per share
Basic	$0.08	$0.01	$0.12	$0.25
Diluted	$0.08	$0.01	$0.12	$0.25

Adjusted Earnings per share
Basic	$0.12	$0.13	$0.09	$0.02
Diluted	$0.12	$0.13	$0.09	$0.02

Financial position
Cash and cash equivalents	$97,498	$93,102	$91,816	$167,765
Total assets	$9,550,270	$9,421,659	$9,323,552	$9,337,353
Total long-term liabilities	$2,445,613	$2,368,298	$2,347,353	$2,419,639

Production
Commercial GEO - continuing operations (v)	269,191	217,162	205,038	218,069
Commissioning GEO produced (iii)	—	24,347	20,483	—
GEO - discontinued operations (i)	45,516	48,065	45,961	36,705
Total GEO produced	314,707	289,574	271,482	254,774

Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	259,359	201,533	189,293	197,155

Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$350	$362	$347	$364

Chapada concentrate production (tonnes)	62,783	61,785	60,382	$65,728

Chapada copper contained in concentrate production (millions of lbs.)	36.3	35.6	35.0	36.8

Chapada co-product cash costs per pound of copper (iv)	$1.07	$0.91	$0.93	$0.90

Alumbrera (12.5% interest) concentrate production (tonnes)	13,414	18,733	18,010	18,024

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs.)	7.6	10.9	10.2	15.6
Alumbrera co-product cash costs per lb. of copper (iv)	$1.52	$1.83	$1.44	$1.10

Gold Equivalent Ounces Breakdown - Continuing Operations
Total gold ounces produced	216,273	196,096	184,458	173,915
Commercial gold ounces produced	216,273	171,749	163,975	173,915
Silver ounces produced (millions of ounces)	2.9	2.5	2.3	2.4

Sales
Commercial gold sales - continuing operations (ounces)	215,138	161,388	160,187	152,634
Gold sales - discontinued operations (ounces)	40,601	44,187	43,922	34,018
Commissioning gold sales (ounces)	—	24,698	16,600	—
Total gold sales (ounces)	255,739	230,273	220,709	186,652
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	203,947	145,695	145,368	131,991
Chapada concentrate sales (tonnes)	65,693	67,291	65,211	59,233
Chapada payable copper contained in concentrate sales (millions of lbs.)	36.2	34.2	32.4	30.1
Silver sales (millions of ounces)	2.8	2.4	2.4	2.2
Average realized gold price per ounce (ii)	$962	$922	$906	$789
Average realized copper price per pound (excluding derivative contracts) (ii)	$2.74	$2.06	$1.53	$1.59
Average realized silver price per ounce (ii)	$14.97	$14.03	$12.59	$10.20

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives. The sale of San Andrés closed in 2009; São Vicente and São Francisco sale closed April 30, 2010.

(ii)      Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(iii)  Including commissioning gold ounces from Gualcamayo produced or sold.

(iv)    A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(v)        Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio (55:1) which is a long-term historical average of prices and is used and presented solely for quarter-over-quarter comparative purposes.

5.             OPERATING MINES

OVERVIEW OF OPERATING RESULTS

For the three months ended September 30

Production from continuing operations was 267,409 GEO for the quarter, including the Company’s proportionate interest in production from the Alumbrera Mine of 11,370 gold ounces. This compares with production from continuing operations of 269,191 GEO for the quarter ended September 30, 2009.

By-product cash costs (a non-GAAP measure, see Section 6) from continuing operations including Alumbrera averaged $58 per GEO and excluding Alumbrera were $104 per GEO, compared with $46 per GEO and $79 per GEO respectively for the third quarter of 2009. Co-product cash costs (a non-GAAP measure, see Section 6) from continuing operations were $439 per GEO for the third quarter of 2010 compared to $350 per GEO for the comparative period in 2009. Appreciation of the Brazilian Real and Chilean Peso, higher electricity rates and maintenance costs were the main contributing factors to higher cash costs for the quarter compared to last year.

Copper production for the quarter ended September 30, 2010 was a record 42.8 million pounds contained in concentrate from the Chapada Mine, compared with 36.3 million pounds for the third quarter of 2009. Additionally, 8.3 million pounds of copper were produced from Alumbrera attributable to the Company, compared with 7.6 million pounds for the quarter ended September 30, 2009. Total copper production for the third quarter was 51.1 million pounds. Co-product cash costs per pound of copper were $1.14 for the quarter from the Chapada Mine compared to $1.09 per pound for the comparative quarter. Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera Mine were $1.20 per pound.

Total production of GEO for the third quarter of 2010 with comparatives is summarized below:

For the three months ended (In GEO)	September 30, 2010	September 30, 2009
Production from:
Commercial - continuing operations excluding Alumbrera	256,039	259,359
Alumbrera (12.5% interest)	11,370	9,832
Total production from continuing operations	267,409	269,191
Discontinued operations	—	45,516
Total production	267,409	314,707

The following table summarizes the production by mine for the third quarter of 2010 with comparatives:

	September 30,		September 30,
	2010		2009
For the three months ended	Gold Equivalent Ounce (GEO) (iv)	Co-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO) (iv)	Co-product Cash Costs per GEO ($) (i)
BRAZIL
Chapada	40,405	301	34,929	271
Jacobina	33,637	463	30,978	473
Fazenda Brasileiro	17,161	620	20,464	486
CHILE
El Peñón (ii)	105,212	461	108,054	324
Minera Florida (ii)	27,652	425	25,411	353
ARGENTINA
Gualcamayo (iii)	31,972	480	39,523	316
Total commercial production from continuing operations excluding Alumbrera	256,039	444	259,359	349
Alumbrera (12.5% interest)	11,370	309	9,832	381
Total commercial production from continuing operations	267,409	439	269,191	350

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      Third quarter 2010 gold production: El Peñón —  63,417 ounces (Q3 2009 — 58,357ounces), Minera Florida —  24,337 ounces (Q3 2009 — 22,190 ounces). Silver production. El Peñón —  2.3 million ounces (Q3 2009 — 2.7 million ounces), Minera Florida —  0.2 million ounces (Q3 2009 — 0.2 million ounces).

(iii)  The Company commissioned Gualcamayo on July 1, 2009 and only included production after that date.

(iv)    Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average long-term historical gold to silver ratio (55:1), which is used and presented solely for quarter-over-quarter comparative purposes.

For the nine months ended September 30

During the first nine months of 2010, the continuing operations of the Company produced 760,509 gold equivalent ounces, an increase of 3% over the total production from continuing operations of 736,221 gold equivalent ounces in 2009.

Copper production was 109.5 million pounds contained in concentrate from Chapada for the nine months. Including the attributed production from Alumbrera, total production of copper was 138.9 million pounds compared with 135.6 million pounds of copper in the nine months ended September 30, 2009.

Average co-product cash costs for the nine-month period ended September 30, 2010 were $433 per GEO from continuing operations and average co-product cash costs from continuing operations excluding Alumbrera were $440 per GEO, compared with $353 per GEO and $350 per GEO, respectively, for the same period in 2009.

Co-product cash costs per pound of copper were $1.16 per pound for the period from Chapada, compared with $0.97 per pound for the period ended September 30, 2009. Co-product cash costs for the nine-month period including the Company’s interest in Alumbrera were $1.19 per pound, compared with $1.10 per pound in 2009.

The production of GEO for the first nine months of 2010 with comparatives is summarized below:

For the nine months ended	September 30,	September 30,
(In GEO)	2010	2009
Production from:
Commercial - continuing operations excluding Alumbrera	723,914	650,185
Discontinued operations	43,287	139,542
Alumbrera (12.5% interest)	36,595	41,206
Total production from continuing operations	803,796	830,933
Commissioning of Gualcamayo	—	44,830
Total production	803,796	875,763

The following table summarizes the production by mine for the first nine months of 2010 with comparatives:

	September 30,		September 30,
	2010		2009
For the nine months ended	Gold Equivalent Ounce (GEO)(iv)	Co-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)(iv)	Co-product Cash Costs per GEO ($) (i)
BRAZIL
Chapada	98,648	329	114,035	269
Jacobina	88,443	550	85,649	441
Fazenda Brasileiro	50,232	598	58,878	416
CHILE
El Peñón (ii)	314,134	431	284,421	341
Minera Florida (ii)	73,556	389	67,679	375
ARGENTINA
Gualcamayo (iii)	98,901	449	39,523	316
Total commercial production from continuing operations excluding Alumbrera	723,914	440	650,185	350
Alumbrera (12.5% interest)	36,595	263	41,206	400
Total commercial production from continuing operations	760,509	433	691,391	353

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      Nine-month 2010 gold production: El Peñón —  181,745 ounces (2009 — 153,648 ounces); Minera Florida —  66,798 ounces (2009 — 59,059 ounces), and silver production: El Peñón —  7.3 million ounces (2009 — 7.2 million ounces); Minera Florida —  0.4 million ounces (2009 — 0.5 million ounces).

(iii)  The Company commissioned Gualcamayo on July 1, 2009 and only included production after that date.

(iv)    Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average long-term historical gold to silver ratio (55:1), which is used and presented solely for quarter-over-quarter comparative purposes.

CHAPADA MINE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2010	2009	2010	2009

Production
Concentrate (tonnes)	76,808	62,783	194,326	184,950
Gold contained in concentrate production (ounces)	40,405	34,929	98,648	114,035
Copper contained in concentrate (millions of pounds)	42.8	36.3	109.5	106.9

Co-product cash costs per oz. of gold produced (i)	$301	$271	$329	$269
Co-product cash costs per lb. of copper produced (i)	$1.14	$1.07	$1.16	$0.97
By-product cash costs per oz of gold produced (i)	$(1,856)	$(1,731)	$(1,777)	$(604)

Ore mined (tonnes)	6,539,658	3,836,492	16,254,468	12,541,655
Ore processed (tonnes)	5,246,202	4,043,103	14,437,899	12,697,576

Gold ore grade (g/t)	0.38	0.40	0.35	0.40
Copper ore grade (%)	0.43	0.47	0.40	0.43

Concentrate grade - gold (g/t)	16.4	17.5	15.8	19.3
Concentrate grade - copper (%)	25.3	26.3	25.5	26.2

Gold recovery rate (%)	63.4	67.3	61.5	69.6
Copper recovery rate (%)	86.8	87.1	86.5	88.1

Sales (ii)
Concentrate (tonnes)	81,127	65,693	190,816	198,195
Payable gold contained in concentrate (ounces)	35,591	43,412	96,029	94,484
Payable copper contained in concentrate (millions of pounds)	43.5	36.0	104.2	102.5

Depletion, depreciation and amortization per gold ounce sold	$67	$38	$64	$53
Depletion, depreciation and amortization per copper pound sold	$0.17	$0.11	$0.18	$0.09

(i)             A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)          Quantities sold include quantity adjustment on provisional and final invoice settlements

Chapada produced a total of 40,405 ounces of gold contained in concentrate in the quarter, compared with 34,929 ounces of gold in concentrate in the third quarter of 2009. Production of copper contained in concentrate at Chapada was 42.8 million pounds in the third quarter, compared with 36.3 million pounds of copper contained in concentrate during the comparable period in 2009. Chapada is expected to perform as well in the fourth quarter as it did in the third quarter.

Increased production of gold and copper was mainly due to higher tonnage of ore mined and processed compared with the same quarter of 2009. Recovery was impacted by oxide material and action plans are in place to improve the gold recovery rate.

Co-product cash costs for the quarter were $301 per gold ounce and $1.14 per pound of copper which compares to $271 per gold ounce and $1.07 per pound of copper for the same quarter of 2009. Higher co-product costs are mostly due to lower ore grades mined and a strong Brazilian Real. Associated overseas transportation costs were approximately $4.0 million for third quarter of 2010 on increased volume of concentrate sales, compared to $2.5 million for the comparative period in 2009. The Company has hedged approximately 60% to 65% of currency exposure related to operating expenses of 2010 to 2012 at Chapada.

Total revenue from Chapada for the quarter net of sales taxes and treatment and refining costs was $184.6 million. Revenue includes positive sales mark-to-market adjustments of $6.2 million. Final and provisional pricing-quantity settlements in the quarter were negative $1.4 million (negative $5.3 million — metal quantity adjustment, positive $3.9 million — metal price adjustment).

Optimizations continued in the third quarter and are scheduled to increase throughput to up to 22 million tonnes per year before 2012.  The Company continues to focus on the newly discovered gold-only area of mineralization, Suruca, with the expectation of delivering a feasibility-level study before the end of the year. The Company believes Suruca will contribute gold production growth at this already robust and long-life mine. The Company contemplates a shallow open-pit operation with ore hauled to the Chapada plant for processing.

EL PEÑÓN MINE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2010	2009	2010	2009

Production
Gold equivalent (ounces)	105,212	108,054	314,134	284,421
Gold production (ounces)	63,417	58,357	181,745	153,647
Silver production (ounces)	2,298,731	2,733,338	7,281,400	7,192,582

Cash costs per gold equivalent ounce produced (i)	$461	$324	$431	$341

Ore mined (tonnes)	329,435	336,822	968,634	965,024
Ore processed (tonnes)	396,209	322,223	1,155,942	940,964

Gold ore grade (g/t)	5.48	6.17	5.36	5.54
Silver ore grade (g/t)	216.76	300.70	228.23	272.00

Gold recovery rate (%)	90.8	92.5	91.1	91.5
Silver recovery rate (%)	83.3	88.3	85.6	87.6

Sales
Gold sales (ounces)	64,840	57,195	183,087	156,814
Silver sales (ounces)	2,385,013	2,724,959	7,379,899	7,329,542

Depletion, depreciation and amortization per gold equivalent ounce sold	$316	$284	$311	$277

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

El Peñón produced 105,212 GEO during the third quarter, consisting of 63,417 ounces of gold and 2.3 million ounces of silver, compared with 108,054 GEO, which consisted of 58,357 ounces of gold and 2.7 million ounces of silver produced in the third quarter of 2009. Despite a decrease in GEO production, gold production increased on higher throughput processed from a stock pile while silver production decreased due to lower silver ore grades. Head grades from mined ore averaged 5.48 g/t gold and 216.76 g/t silver for the quarter.

The Company continues to take measures to optimize synergies, improve grade control and dilution, increase capacity and develop newer higher-grade veins including Bonanza, which is part of the North Block area in El Peñón. Production contribution from Bonanza started in early 2010 and is expected to ramp up with an impact in 2011.

Expansion of the El Peñón plant has allowed the Company to increase throughput by 23% compared to the third quarter of 2009. Plant expansions included the installation of a new grinding mill in the fourth quarter of 2009 to increase plant throughput. Upgrades are also being performed in the plant in order to maintain high sustainable future recoveries.

Cash costs for the quarter ended September 30, 2010 were $461 per GEO. Cash costs were higher in the third quarter compared to the same period of 2009 mainly because of the appreciation of the Chilean Peso and due to lower ore grades processed. Costs are expected to decrease in the fourth quarter as synergies continue to be achieved from the transition to owner mining including economies of scale in procurement, spare parts, reduction in planned maintenance schedules for trucks and equipment, and reduced headcount in the mine. The Company believes that by-product cash costs are more representative of the cost structure of its portfolio of mines as any appreciation of the Chilean peso will be off-set by increases in copper price impacting copper by-product credits from outside of Chile.

The Company continues to evaluate further optimization strategies at El Peñón. Recent plant expansions and resource contributions from the newly discovered high grade vein systems, Pampa Augusta Victoria, will further support this objective. The Company plans to maximize production as it looks longer term at cost reduction measures which are planned to take effect in late 2010.

GUALCAMAYO MINE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2010	2009	2010	2009

Production
Commercial gold production (ounces)	31,972	39,523	98,901	39,523
Commissioning gold production (ounces)	—	—	—	44,830

Cash costs per ounce produced (i)	$480	$316	$449	$316

Ore mined (tonnes)	2,485,386	1,480,514	6,562,415	1,480,514
Ore processed (tonnes)	1,982,929	1,532,045	5,710,119	1,532,045

Gold grade (g/t)	0.87	1.25	0.80	1.25
Gold recovery rate (%)	57.8	63.3	73.0	63.3

Sales
Gold sales (ounces)	38,660	31,861	105,085	31,861

Depletion, depreciation and amortization per gold ounce sold	$264	$271	$265	$271

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Gualcamayo produced 31,972 ounces of gold in the third quarter, compared with 39,523 ounces in the third quarter of 2009. During the quarter, the mine commenced an upgrade of the current plant capacity by increasing throughput to 1,500 tonnes per hour. The expansion is ahead of schedule although the necessary stoppage of conveyor belts and plant for the upgrade delayed ore processing in August and September. This expansion was accelerated in order to improve production beginning in 2011 and to accommodate the further expansion relating to QDD Lower West into 2012. In addition, the Company undertook a scheduled upgrade and maintenance of the entire conveyor system in the third quarter. Tonnage throughput is expected to continue to increase in the fourth quarter. The Company expects annual production to normalize at approximately 160,000 oz which is consistent with production for the last 12 months.

During the quarter, there was also increased inventory on heap leach pads. The Company experienced longer percolation time for gold recovery which is mostly expected to be recovered in future quarters. Gold-in-circuit of approximately 13,000 ounces is excluded from the year-to-date production of approximately 99,000 ounces. The recovery rate from start of commercial production averaged 74%.

Cash costs were $480 per ounce of gold for the third quarter compared with $316 per ounces in the third quarter of 2009. Higher cash costs were attributable to lower planned ore grade and inflationary pressures impacting labour and contractor costs.

The mine has commenced the mobilization of contractors, including the excavation contract for the 2.3 kilometre tunnel, for the construction of QDD Lower West as announced in the second quarter. Detailed engineering has also commenced and orders for critical equipment have been placed.

JACOBINA MINE

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2010	2009	2010	2009

Production
Gold production (ounces)	33,637	30,978	88,443	85,649

Cash costs per ounce produced (i)	$463	$473	$550	$441

Ore mined (tonnes)	570,800	527,852	1,616,041	1,483,601
Ore processed (tonnes)	570,799	527,852	1,616,041	1,475,654

Gold Grade (g/t)	1.95	1.96	1.83	1.96

Gold Recovery rate (%)	93.8	93.1	92.9	92.0

Sales
Gold sales (ounces)	32,517	29,962	87,875	85,738

Depletion, depreciation and amortization per gold ounce sold	$319	$313	$335	$302

(i)                                  A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Production at Jacobina was 33,637 ounces of gold in the third quarter, representing an 8.6% increase, compared with production of 30,978 ounces of gold in the third quarter of 2009. Continuous improvement in mine planning, expansion and optimization of the processing plant and milling capacity, increased development work and increased the number of working stopes which improved the mine’s performance. Cash costs have improved in each consecutive quarter since the beginning of the year. Cash costs averaged $463 per ounce of gold for the third quarter compared with $473 per ounce of gold in the third quarter of 2009.

The Company remains focused on improving recovery and dilution as well as exploring, discovering and developing higher grade areas including Canavieiras. Exploration efforts are also focused on new discoveries in higher grade areas. The Company continues to modify the leaching cycle in order to improve recoveries, which have trended upwards since the start-up of higher throughput levels and upgrades on the plant. An expansion evaluation is now underway at Jacobina with respect to sustainable higher production levels.

MINERA FLORIDA MINE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2010	2009	2010	2009

Production
Gold equivalent (ounces)	27,652	25,411	73,556	67,679
Gold production (ounces)	24,337	22,190	66,798	59,059
Silver production (ounces)	182,332	177,166	371,732	474,117

Cash costs per gold equivalent ounce produced (i)	$425	$353	$389	$375

Ore mined (tonnes)	214,171	180,556	561,280	533,754
Ore processed (tonnes)	207,834	188,671	564,977	534,813

Gold grade (g/t)	4.30	4.43	4.31	4.16
Silver ore grade (g/t)	39.17	42.32	28.90	40.35

Gold recovery rate (%)	84.2	82.7	83.3	82.5
Silver recovery rate (%)	67.0	69.5	66.7	68.7

Sales
Gold sales (ounces)	26,277	21,407	65,791	56,119
Silver sales (ounces)	76,436	74,142	357,688	287,127

Depletion, depreciation and amortization per gold equivalent ounce sold	$413	$343	$378	$307

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Minera Florida produced 27,652 GEO in the current quarter compared with 25,411 GEO in the third quarter of 2009. Production has been increasing steadily, except for the first quarter 2010, with higher tonnage of ore mined and processed since the completion of the expansion project in early 2009. Operations at the mine were interrupted in the first quarter due to the February 27, 2010 earthquake in Chile.

Cash costs for the third quarter were $425 per GEO, compared with $353 per GEO in the same quarter of 2009. Cash costs were higher in the third quarter mainly from the impact of the appreciation of the Chilean Peso and higher electricity rates compared to the same quarter of 2009.

In addition, the mine produced 1,746 tonnes of zinc in the quarter compared with 1,256 tonnes of zinc in the three-month period ended September 30, 2009. Zinc revenue is accounted for as a by-product credit.

The Company continues to advance its tailings reprocessing expansion at Minera Florida which is expected to add an additional 40,000 GEO beginning in 2012.

OTHER MINES

The following table presents key operating data for the other continuing mining operations:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2010	2009	2010	2009

FAZENDA BRASILEIRO
Production
Gold production (ounces)	17,161	20,464	50,232	58,878

Cash costs per ounce produced (i)	$620	$486	$598	$416

Ore mined (tonnes)	280,181	292,438	845,508	873,451
Ore processed (tonnes)	279,734	302,931	835,020	882,965

Gold grade (g/t)	2.14	2.27	2.11	2.26
Gold recovery rate (%)	89.0	92.3	88.3	91.5

Sales
Gold sales (ounces)	19,208	20,124	53,494	60,517

Depletion, depreciation and amortization per gold ounce sold	$179	$157	$175	$143

ALUMBRERA (12.5% interest)
Production
Concentrate (tonnes)	15,487	13,414	51,929	50,157
Gold production (ounces)	933	1,345	4,305	5,782
Gold production in concentrate (ounces)	10,437	8,488	32,290	35,424
Total gold (ounces)	11,370	9,832	36,595	41,206

Copper contained in concentrate (millions of pounds)	8.3	7.6	29.4	28.63

Co-product cash costs per ounce of gold produced (i)	$309	$381	$263	$400
Co-product cash costs per pound of copper produced (i)	$1.53	$1.52	$1.27	$1.59
By-product cash costs per ounce produced (i)	$(993)	$(830)	$(1,345)	$(408)

Ore mined (tonnes)	748,037	767,273	2,481,137	2,477,210

Gold ore grade (g/t)	0.42	0.39	0.45	0.51
Copper ore grade (%)	0.40	0.38	0.46	0.45

Gold recovery rate (%)	72.8	68.7	71.7	71.7
Copper recovery rate (%)	82.2	79.3	82.7	81.5

Sales
Gold sales (ounces)	9,073	9,845	31,509	35,423
Gold doré sales (ounces)	1,022	1,346	4,480	6,280
Total gold sales (ounces)	10,095	11,191	35,989	41,703
Payable copper contained in concentrate (millions of pounds)	7.7	8.1	28.0	27.8

(i)          A cautionary note regarding non-GAAP measures is in included Section 6 of this Management’s Discussion and Analysis.

The Fazenda Brasileiro Mine produced 17,161 ounces of gold in the quarter compared with 20,464 ounces of gold in the quarter ended September 30, 2009. Production decreased due to crushing time lost as a result of higher maintenance on equipment during the quarter, compounded by the effect of dilution of the ore veins at the mine’s current stage of life cycle.

Exploration efforts continue to focus on the two newly discovered areas, CLX2 and Lagoa do Gato, which the Company believes represent significant potential to extend the mine life with higher-grade ore from these areas.

The Company recorded earnings from its 12.5% equity interest in the Alumbrera Mine of $10.7 million and $30.1 million for the three-month and nine-month periods ended September 30, 2010, respectively, compared with earnings of $8.1 million and $18.9 million for the same periods of 2009. The Company received $6.6 million in cash distribution for the three-month and $37.3 million for the nine-month periods ended September 30, 2010, compared to $25.4 million and $32.4 million for the comparative periods in 2009.

6.             NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper,” “By-product cash costs per gold equivalent ounce,” “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share,” “Cash flows from operations before changes in non-cash working capital” or “Cash flows from operating activities before changes in non-cash working capital” and “Gross margin” to supplement its financial statements, which are presented in accordance with Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

CO-PRODUCT AND BY-PRODUCT CASH COSTS

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio.  Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the financial statements to (i) Co-product Cash Costs per GEO, (ii) Co-product Cash Costs per pound of Copper and (iii) By-product Cash Costs per GEO:

Reconciliation of cost of sales per the financial statements to co-product cash costs per GEO produced from continuing operations

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended September 30,	2010	2009	2010	2009
Cost of sales (i) (iii)	$171,913	$131,357	$671	$506

Adjustments:
Costs attributable to copper contained in concentrate-related cash costs (excluding related TCRCs) (ii)	(41,414)	(32,278)	(162)	(124)
Treatment and refining costs (“TCRC”) related to Chapada gold	1,575	1,452	6	6
Inventory movements and adjustments	(11,908)	(528)	(47)	(2)
Overseas freight and other commercial selling costs	(6,231)	(9,599)	(24)	(37)
Total GEO co-product cash costs (excluding Alumbrera)	$113,935	$90,404	$444	$349
Minera Alumbrera (12.5% interest) GEO cash costs	3,517	3,745	309	381
Total GEO co-product cash costs (iii)	$117,452	$94,149	$439	$350
GEO produced excluding Alumbrera	256,039	259,359
Commercial GEO produced including Alumbrera	267,409	269,191

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the nine months ended September 30,	2010	2009	2010	2009
Cost of sales (i) (iii)	$452,722	$338,152	$625	$520

Adjustments:
Copper contained in concentrate-related cash costs (excluding related TCRCs) (ii)	(109,091)	(85,029)	(151)	(131)
Treatment and refining costs (“TCRC”) related to Chapada gold	3,901	4,601	5	7
Inventory movements and adjustments	(11,123)	(9,064)	(15)	(14)
Overseas freight and other commercial selling costs	(17,040)	(21,033)	(24)	(32)
Total GEO co-product cash costs (excluding Alumbrera)	$319,369	$227,627	$440	$350
Minera Alumbrera (12.5% interest) GEO cash costs	9,612	16,504	263	400
Total GEO co-product cash costs (iii)	$328,981	$244,131	$433	$353
GEO produced excluding Alumbrera	723,914	650,185
Commercial GEO produced including Alumbrera	760,509	691,391

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Costs directly attributed to a specific metal are allocated to that metal.  Costs not directly attributed to a specific metal are allocated based on relative value.  As a rule of thumb, the relative value has been 70-75% copper and 25-30% gold. TCRCs are defined as treatment and refining charges.

(iii)              Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales from continuing operations.

Reconciliation of cost of sales per the financial statements to co-product cash costs per pound of copper produced from continuing operations

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended September 30,	2010	2009	2010	2009
Cost of sales (i) (iii)	$171,913	$131,357	$4.02	$3.62

Adjustments:
GEO-related cash costs (excluding related TCRCs) (ii)	(112,360)	(88,952)	(2.62)	(2.45)
Treatment and refining costs (TCRC) related to Chapada copper	7,323	6,772	0.17	0.19
Inventory movements and adjustments	(11,908)	(528)	(0.28)	(0.01)
Overseas freight and other commercial selling costs	(6,231)	(9,599)	(0.15)	(0.26)
Total copper co-product cash costs (excluding Alumbrera)	$48,737	$39,050	$1.14	$1.09
Minera Alumbrera (12.5% interest) copper cash costs	12,722	11,474	1.53	1.52
Total copper co-product cash costs (iii)	$61,459	$50,524	$1.20	$1.15
Copper produced excluding Alumbrera (millions of lbs.)	42.8	36.3
Copper produced including Alumbrera (millions of lbs.)	51.1	43.9

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the nine months ended September 30,	2010	2009	2010	2009
Cost of sales (i) (iii)	$452,722	$338,152	$4.14	$3.16

Adjustments:
GEO-related cash costs (excluding related TCRCs) (ii)	(315,469)	(223,026)	(2.89)	(2.08)
Treatment and refining costs (TCRC) related to Chapada copper	18,312	18,693	0.17	0.17
Inventory movements and adjustments	(11,123)	(9,064)	(0.10)	(0.08)
Overseas freight and other commercial selling costs	(17,040)	(21,033)	(0.16)	(0.20)
Total copper co-product cash costs (excluding Alumbrera)	$127,402	$103,722	$1.16	$0.97
Minera Alumbrera (12.5% interest) copper cash costs	37,363	46,062	1.27	1.59
Total copper co-product cash costs (iii)	$164,765	$149,784	$1.19	$1.10
Copper produced excluding Alumbrera (millions of lbs.)	109.5	106.9
Copper produced including Alumbrera (millions of lbs.)	138.9	135.6

(i)                      Cost of sales includes non-cash items, including the impact of the movement in inventory.

(ii)                  Costs directly attributed to a specific metal are allocated to that metal.  Costs not directly attributed to a specific metal are allocated based on relative value.  As a rule of thumb, the relative value has been 70-75% copper and 25-30% gold.  TCRCs are defined as treatment and refining charges.

(iii)              Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales from continuing operations.

Reconciliation of cost of sales per the financial statements to by-product cash costs per GEO produced from continuing operations

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended September 30,	2010	2009	2010	2009
Cost of sales (i)	$171,913	$131,357	$671	$506

Adjustments:
Chapada treatment and refining costs related to gold and copper	8,898	8,224	35	32
Inventory movements and adjustments	(11,908)	(528)	(47)	(2)
Overseas freight and other commercial selling costs	(6,231)	(9,599)	(24)	(37)
Chapada copper revenue including copper pricing adjustment	(135,876)	(109,057)	(531)	(420)
Total GEO by-product cash costs (excluding Alumbrera)	$26,796	$20,397	$104	$79
Minera Alumbrera (12.5% interest) by-product cash costs	(11,295)	(7,971)	(993)	(811)
Total GEO by-product cash costs (i)	$15,501	$12,426	$58	$46
Commercial GEO produced excluding Alumbrera	256,039	259,359
Commercial GEO produced including Alumbrera	267,409	269,191

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the nine months ended September 30,	2010	2009	2010	2009
Cost of sales (i)	$452,722	$338,152	$625	$520

Adjustments:
Chapada treatment and refining costs related to gold and copper	22,213	23,294	31	35
Inventory movements and adjustments	(11,123)	(9,064)	(15)	(14)
Overseas freight and other commercial selling costs	(17,039)	(21,033)	(24)	(32)
Chapada copper revenue including copper pricing adjustment	(335,172)	(204,707)	(463)	(314)
Total GEO by-product cash costs (excluding Alumbrera)	$111,601	$126,642	$154	$195
Minera Alumbrera (12.5% interest) by-product cash costs	(49,224)	(17,087)	(1,345)	(415)
Total GEO by-product cash costs (i)	$62,377	$109,555	$82	$158
Commercial GEO produced excluding Alumbrera	723,914	650,185
Commercial GEO produced including Alumbrera	760,509	691,391

(i)                      Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales from continuing operations.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with Canadian GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with  Canadian GAAP, but rather should be evaluated in conjunction with such GAAP measures.

Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are defined as Canadian GAAP net earnings adjusted for items that are non-recurring, one-time occurrences or anomalies whereby management believes that the exclusion of the item is more representative of the underlying performance of the Company including profitability and its ability to generate cash flows. Management uses judgment in the determination of what items should be included or excluded in calculating adjusted earnings by looking at the nature of the occurrence, materiality, probability of re-occurrence, historical information on the occurrence and their future predictive value.\

Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets and (g) any other non-recurring adjustments. Non-recurring adjustments from unusual and extraordinary events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items and are a better indication of the Company’s profitability. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 Overview of Financial Results for both the yearly and quarterly reconciliations.

CASH FLOWS FROM CONTINUING OPERATIONS BEFORE CHANGES IN NON-CASH WORKING CAPITAL

The Company uses the financial measure “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flows from operations before changes in non-cash working capital is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flows from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flows from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flows from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that a conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of cash flows from operating activities of continuing operations before changes in non-cash working capital:

	Three months ended
	September 30,	September 30,
	2010	2009
Cash flows from operating activities of continuing operations	$153,320	$144,439

Adjustments:
Net change in non-cash working capital	55,495	23,491

Cash flows from operating activities of continuing operations before changes in non-cash working capital	$208,815	$167,930

	Nine months ended
	September 30,	September 30,
	2010	2009
Cash flows from operating activities of continuing operations	$380,231	$317,009

Adjustments:
Net change in non-cash working capital	105,035	23,574

Cash flows from operating activities of continuing operations before changes in non-cash working capital	$485,266	$340,583

GROSS MARGIN

The Company uses the financial measure “gross margin” to supplement its consolidated financial statements. The presentation of gross margin is not meant to be a substitute for net earnings presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Gross margin represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization. It may be expressed in terms of percentage of revenues, both in total amount or on a per-GEO basis.

The term “gross margin” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definition is unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of gross margin provides useful information to investors because it excludes the non-cash operating cost items such as depreciation, depletion and amortization and accretion for asset retirement obligations, and considers this non-GAAP measure meaningful in evaluating the Company’s past financial performance or future prospects. The Company believes that a conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of gross margin:

	Three months ended
	September 30,	September 30,
	2010	2009
Revenues	$453,965	$333,179

Cost of sales excluding depletion, depreciation and amortization	(171,913)	(131,357)
Gross margin	$282,052	$201,822
Gross margin as % of revenues from continuing operations	62%	61%
GEO sold (excluding Alumbrera)	261,847	254,853
Gross margin per GEO Sold	$1,077	$792

	Nine months ended
	September 30,	September 30,
	2010	2009
Revenues	$1,151,681	$783,489

Cost of sales excluding depletion, depreciation and amortization	(452,722)	(338,152)
Gross margin	$698,959	$445,337
Gross margin as % of revenues from continuing operations	61%	57%
GEO sold (excluding Alumbrera)	732,044	633,508
Gross margin per GEO Sold	$955	$703

7.             LIQUIDITY AND CAPITAL RESOURCES

In the near term, the Company expects its liquidity to be positively impacted by continued strong gold, silver and copper prices. The Company anticipates being able to meet all its obligations and is committed to fund its growth through sustaining and expansionary projects.

The following is a summary of liquidity and capital resources balances from continuing operations:

	As at
	September 30,	December 31,
(In thousands of United States Dollars)	2010	2009
Cash	$279,691	$170,070
Working capital	$465,072	$260,337

	Three months ended
	September 30,	September 30,
(In thousands of United States Dollars)	2010	2009
Cash flows
Cash flows from operating activities of continuing operations	$153,320	$144,439
Cash flows from operating activities of continuing operations before changes in working capital items (a non-GAAP measure)	208,815	167,930
Cash flows (to) from financing activities of continuing operations	(10,572)	(28,212)
Cash flows to investing activities of continuing operations	$(133,181)	$(152,161)

	Nine months ended
Cash flows
Cash flows from operating activities of continuing operations	$380,231	$317,009
Cash flows from operating activities of continuing operations before changes in working capital items (a non-GAAP measure)	485,266	340,583
Cash flows from (to) financing activities of continuing operations	23,486	(54,379)
Cash flows to investing activities of continuing operations	$(301,012)	$(379,385)

Cash and cash equivalents as at September 30, 2010, were $279.7 million compared to $170.1 million as at December 31, 2009. Factors that could impact on the Company’s liquidity are monitored regularly as part of the Company’s overall Capital Management Strategy. Factors that are monitored include, but are not limited to, the market price of gold and copper, production levels, operating cash costs, capital costs, exploration and discretionary expenditures. Working capital was $465.1 million as at September 30, 2010 compared to $260.3 million as at December 31, 2009.

Receivables at the end of the period were $150.7 million compared with $102.1 million as at December 31, 2009. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within one to four weeks after shipping. Final assays and payment related to these sales are received approximately two to three months thereafter.

Gold sales are made at spot prices and receivables are settled within less than a month.

OPERATING CASH FLOWS OF CONTINUING OPERATIONS

In the third quarter of 2010, cash flows from operating activities before changes in non-cash working capital (a non-GAAP measure, see Section 6) were $208.8 million representing a 24% increase compared with $167.9 million in the same quarter of 2009. Cash inflows from continuing operations after taking into effect changes in working capital items for the quarter were $153.3 million, compared to inflows of $144.4 million for the comparative quarter ended 2009. Cash flows from operating activities were higher during the quarter mainly due to a 51% increase in operating earnings as a result of higher metal prices and a 6.5% increase in gold quantities sold.

FINANCING ACTIVITIES OF CONTINUING OPERATIONS

Cash outflows to financing activities of continuing operations for the three-month period ended September 30, 2010 were $10.6 million compared to cash outflows of $28.2 million in 2009 which was 63% lower than in the same quarter of 2009 due to a repayment of debt in the comparative period with no current period comparative. Subsequent to the quarter ended September 30, 2010, the Company repaid $20 million of its revolving debt facility.

As at September 30, 2010, the Company has met all of the externally imposed capital requirements relating to the credit facilities.

INVESTING ACTIVITIES OF CONTINUING OPERATIONS

Capital expenditures for the quarter were $126.8 million which included $28.1 million on property, plant and equipment, $70.1 million on mineral properties and $28.6 million on assets under construction, compared with $144.7 million in the third quarter of 2009. The decrease in capital expenditures during the quarter in comparison to prior year was mainly due to timing of expenditures on capital projects. This mainly reflects the absence of capital expenditures related to the Chapada throughput expansion and Gualcamayo construction in 2009 and offset by the ramp-up of construction activities at Mercedes in 2010. Capital expenditures for the nine months ended September 30, 2010 were $362.7 million compared to $359.9 million in the comparative nine-month period, reflecting the absence of capital expenditures related to the Chapada throughput expansion and Gualcamayo construction in 2009, offset by the increase in capital expenditures at El Peñón in the early quarters of this year and the ramp-up of construction activities at Mercedes and Pilar

Further capital will be required in 2011 for Pilar and the QDD Lower West ore body at Gualcamayo where construction decisions have been made. The Company continues to evaluate the capital required in 2011 to 2013 for these and other new projects.

The following is a summary of capital expenditures by mine:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(In thousands of United States Dollars)	2010	2009	2010	2009
ARGENTINA
Gualcamayo	$10,485	$41,611	$32,375	$106,930
Agua Rica	2,217	593	4,872	2,541
BRAZIL
Chapada	17,257	36,455	43,579	83,095
Jacobina	13,893	14,527	37,485	40,990
Fazenda Brasileiro	4,811	3,650	16,803	9,163
Ernesto/Pau-a-Pique	4,905	—	7,419	437
C1 Santa Luz	3,462	350	5,477	1,304
Pilar	2,661	3,075	23,600	7,921
CHILE
El Peñón (i)	28,916	29,689	116,125	66,273
Minera Florida	15,927	9,581	34,489	28,614
MEXICO AND OTHER
Mercedes (ii)	21,051	3,781	39,439	11,939
Other	1,164	1,342	1,025	734
Total capital expenditures on continuing operations	$126,749	$144,654	$362,688	$359,941

(i)          Nine-month period balance includes purchase price of $48.9 million for the business acquisition of the service contract from the previous contractor (Gardilcic) in transition to owner mining.

(ii)      Includes capitalized exploration expenditures of $2.1 million for both the third quarter and 9 months of 2010.

8.             CAPITALIZATION

Shareholders’ equity as at September 30, 2010 was $7.1 billion compared to $6.7 billion as at December 31, 2009 and $6.7 billion as at September 30, 2009.

The following table sets out the common shares, warrants and options outstanding as at September 30, 2010:

(In thousands)	Actual outstanding as at September 30, 2010	Weighted average third quarter	Weighted average year-to-date (i)
Common shares	741,110	741,028	739,510
Warrants	4,886	—	5
Options	5,749	767	820
Total	751,745	741,795	740,335

(i)          The weighted average number of shares excludes anti-dilutive options and warrants.

SHARE CAPITAL

As at September 30, 2010, the Company had 741.1 million (September 30, 2009 — 733.2 million) common shares outstanding. The basic weighted average number of common shares outstanding was 741.0 million (September 30, 2009 — 733.2 million) shares for the quarter ended September 30, 2010.

As of October 31, 2010, the total number of shares outstanding was 741.1 million.

WARRANTS

There were no warrants issued during the quarter. As at September 30, 2010, the Company had a total of 4.9 million (September 30, 2009 — 14.5 million) share purchase warrants outstanding with a weighted average exercise price of Cdn$19.08 per share (September 30, 2009 — Cdn$13.73). The expiry date on share purchase warrants is May 2011, with an exercise price of Cdn$19.08. All outstanding warrants were exercisable as at September 30, 2010.  The weighted average remaining life of warrants outstanding is 0.59 years (September 30, 2009 — 0.79 years).

9.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $25.1 million for the quarter ended September 30, 2010 compared with $17.0 million in 2009. General and administrative were higher for the third quarter of 2010 reflecting additional expenditures due to the Company’s growth from operations and the growing infrastructure to support it.

General and administrative expenses were $79.1 million for the nine-month period ended September 30, 2010 compared with $58.8 million in 2009. In addition to the higher expenditures spurred by the growth of operations, the increase during the period is mainly from accruals of contributions into employee benefit plans and the general and administrative expenses incurred at Gualcamayo that were capitalized up to the second quarter of 2009 during its commissioning period.

Most of the general and administrative expenses are incurred in currencies other than the United States Dollar, therefore will vary period-to-period according to the exchange rate movements relative to the United States Dollar resulting in increased volatility on the Company’s earnings.

10.          FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred predominantly in Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD), United States Dollars (USD) and Mexican Pesos (MXN). Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

During the third quarter of 2010, the Company recognized foreign exchange gains of $15.9 million. This compares to a foreign exchange gain of $15.1 million for the comparative quarter ended September 30, 2009. The gains arose mainly from the effects of foreign exchange movements on future income tax liabilities recognized on business acquisitions.

For the nine-month period ended September 30, 2010, the Company recognized foreign exchange gains of $36.1 million. This compares to a foreign exchange gain of $87.8 million for the comparative period ended September 30, 2009. The gains, although decreasing from prior year, arose mainly from foreign exchange movements on future income tax liabilities recognized on previously completed business acquisitions.

The Company entered into certain hedge contracts where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 13.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	Three months ended
	September 30,	September 30,		December 31,
For the periods ended	2010	2009	Variance	2009	Variance
Average Exchange Rate
USD - CAD	1.0400	1.0999	-5.4%	1.0579	-1.7%
USD - BRL	1.7595	1.8773	-6.3%	1.7476	0.7%
USD - ARG	3.9501	3.8406	2.9%	3.8261	3.2%
USD - CLP	521.9876	554.9670	-5.9%	529.1082	-1.3%

	Nine months ended
	September 30,	September 30,		December 31,
For the periods ended	2010	2009	Variance	2009	Variance
Average Exchange Rate
USD - CAD	1.0366	1.17	-11.4%	1.0789	-3.9%
USD - BRL	1.7895	2.0964	-14.6%	1.8124	-1.3%
USD - ARG	3.9033	3.7090	5.2%	3.8334	1.8%
USD - CLP	530.5750	583.6310	-9.1%	542.0373	-2.1%

	September 30,	September 30,		December 31,
As at	2010	2009	Variance	2009	Variance
Closing Exchange Rate
USD - CAD	1.0290	1.0861	-5.3%	1.0491	-1.9%
USD - BRL	1.7032	1.7949	-5.1%	1.7343	-1.8%
USD - ARG	3.9681	3.8484	3.1%	3.8142	4.0%
USD - CLP	481.8010	555.3030	-13.2%	499.7680	-3.6%

11.          INVESTMENTS

Investments include $96.5 million (December 31, 2009 — $46.2 million) in available-for-sale securities which includes the share consideration received on the sale of São Francisco and São Vicente mines and $2.8 million (December 31, 2009) — $10.1 million) in other investments.

The net change in fair value for available-for-sale financial instruments for the period ended September 30, 2010 is an unrealized loss of $5.4 million (December 31, 2009 — $21.3 million, gain) reflected in other comprehensive income.

Subsequent to the period ended September 30, 2010, the Company sold all its Auction Rate Securities with a net book value of $2.8 million and does not expect to record a material gain or loss on this transaction.

12.          INCOME TAXES

The Company recorded an income tax expense of $47.5 million for the quarter ($55.8 million for the third quarter of 2009).  The tax provision reflects a current tax expense of $21.6 million ($15.5 million for the third quarter of 2009) and a future tax expense of $26.0 million ($40.3 million for the third quarter of 2009). The income tax expense for the third quarter as a percentage of net earnings is 29.7% (54.6% for the third quarter of 2009). The expense reflects current taxes in the Company’s Brazilian, Chilean and Argentinean mines. The fluctuation in the tax rate is the result of items such as the mark-to-market on derivatives and foreign exchange. Going forward, the Company expects the normalized effective tax rate to be in the range of 30%-32%.

The tax provision for the quarter reflects future tax on a foreign exchange gain of $6.9 million ($17.4 million for the third quarter of 2009) in Brazil on United States Dollar-denominated intercompany debt. This is due to the increase in the Brazilian Real against the United States Dollar. The debt is eliminated on consolidation.

The income tax expense reported from period to period will vary depending on the foreign currency exchange rate in effect in the period. The income tax on intercompany debt is payable when the debt is repaid. The actual amount of taxes payable will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

During the quarter, the future tax liability was impacted by a temporary increase in the income tax rate/legislation in Chile which was enacted in July, 2010 and is scheduled to end by the end of fiscal 2012. The future tax liability is expected to be realized during 2011 and 2012. Subsequent to the period, a new mining royalty tax was passed in Chile.  The tax is a voluntary tax for companies that have entered into a stability agreement with the government.  We are currently analyzing whether we will amend our stability agreements and be subject to the new mining tax regime.

In December 2009, the Brazilian government introduced rules that prevented a company from deducting interest expense on foreign loans with related parties where the debt-to-equity ratio was less than 2:1 (the “Thin Cap Rules”).  During the quarter, steps were taken to increase our debt-to-equity ratio so that the Thin Cap Rules ceased to apply.  There is some discussion in Brazil as to what year the Thin Cap Rules are effective.  Under the Brazilian constitution, any law that increases the income tax is effective the year following the year that it becomes law, whereas, any law that affects the social contribution tax is effective after the third month after being introduced.  Since the law affecting the income tax was enacted in 2010, it is questionable as to whether this law is effective in 2010 or 2011.  We are still analyzing this issue and have applied the law in our current income tax provision.  This may have an impact on the next quarter’s position if we can determine that the Thin Cap Rules have increased the taxes.

A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 14 to the consolidated interim financial statements.

The majority of the future tax liabilities arise on the allocation of the purchase price of acquisitions to the underlying assets as the tax basis of these assets did not increase. Future tax liabilities relating to the operating mines will reverse as the assets are depreciated or depleted. The future tax liabilities relating to exploration potential will not reverse until the property becomes a mine and begins to be depleted, is written off or is sold.

The largest components of the future tax liabilities relate to:

(in millions of United States Dollars)
Gualcamayo	$201
Agua Rica	$316
El Peñón	$253
Exploration potential	$648

13.          DERIVATIVES

CURRENCY HEDGING

As at September 30, 2010, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the United States Dollar with respect to a portion of the expected Real expenditures.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of $25.2 million gain and $26.7 million gain for the three- and nine-month periods ended September 30, 2010, respectively, taken to other comprehensive income and the ineffective portion of losses of $1.7 million and $3.3 million taken to income for the three- and nine-month periods ended 2010, respectively. Included in cost of sales are currency derivative contracts realized gains in the amount of $6.5 million and $18.6 million for the three and nine-month periods ended September 30, 2010, respectively (2009 — $4 million gain).

The following table summarizes the details of the currency hedging program as at September 30, 2010:

(Quantities in thousands)

	Jacobina		Fazenda Brasileiro		Chapada		Total
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at September 30, 2010

2010	21,614	2.3226	3,420	2.3900	38,541	1.9676	63,575	2.0965	1.7032
2011	87,050	2.0880	47,562	2.0635	147,169	2.0626	281,781	2.0705	1.7032
2012	77,651	2.2128	47,964	2.2282	148,028	2.2350	273,643	2.2275	1.7032
2013	76,032	2.1387	—	—	—	—	76,032	2.1387	1.7032
	262,347	2.1568	98,946	2.1507	333,738	2.1234	695,031	2.1393	1.7032

INTEREST RATE HEDGING

The Company is exposed to interest rate risk on its variable rate debt.  As at September 30, 2010, the Company has a total of $168.4 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%.  The effective portion of changes in the fair value of the interest rate swaps has been recorded in Other Comprehensive Income (“OCI”) until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $0.6 million gain and $3.1 million gain for the three and nine-month periods ended September 30, 2010 respectively, recorded in OCI. The ineffective portion of gains of $0.2 million and $0.6 million were taken to income for the three- and nine-month periods ended September 30, 2010, respectively. Included in interest and financing expenses for the three- and nine-month periods ended September 30, 2010 are realized losses in the amount of $2.0 million and $6.5 million, respectively (2009 — losses of $4.3 million and $12.1 million, respectively) in respect to the interest rate swaps.

14.          CONTRACTUAL COMMITMENTS

Day-to-day mining and administrative operations give rise to contracts requiring agreed-upon future minimum payments. The Company is of the view that such commitments will be sufficiently funded by current working capital, available credit facilities that provide access to additional funds, and future operating cash flows.

As at September 30, 2010, the Company is contractually committed to the following amounts in the calendar years:

(in thousands of United States Dollars)	2010	2011	2012	2013	2014	Thereafter	Total

Mine operating/construction and service contracts and other	$94,391	$200,220	$117,485	$87,147	$81,675	$52,038	$632,956
Long-term debt principal repayments (i)	—	—	242,632	—	15,000	255,000	512,632

	$94,391	$200,220	$360,117	$87,147	$96,675	$307,038	$1,145,588

(i)          Excludes interest expense.

15.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

There has been no material change to contingencies since the end of 2009. Readers are encouraged to read the contingencies more particularly described in the Company’s Annual Information Form, Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2009.

16.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements.

17.          GOLD AND COPPER MARKETS

For the quarter ended September 30, 2010, spot gold prices averaged $1,228 per ounce, representing an increase of 28% from the comparative period of 2009.

The Company’s revenue and profitability are highly dependent on spot gold prices as its principal product is sold at spot prices in world markets. Gold prices continue to be driven by positive market fundamentals. Declining long-term mine supply, strong investment demand and steady physical demand for small bars and coins have all been supportive of a rising gold price. More recently, the Federal Reserve has been contemplating a second round of quantitative easing to help boost the United States economy. This led to a weakening of the United States Dollar and offered support to gold prices. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term, although with a high degree of market volatility.

For the quarter ended September 30, 2010, spot copper prices averaged $3.29 per pound, representing an increase of 24% compared with the same period in 2009. Average copper prices during the second quarter of 2010 were $3.18 per pound.

Copper prices are on an upward trend and they are approaching record levels attained in 2008. The copper market has been moving higher on the back of a weaker USD, supportive investment demand and declining physical stocks.  The Company expects that copper prices will remain well above long-term averages as the global supply demand balance in copper is expected to remain relatively tight by historical standards.

18.          EXPLORATION AND DEVELOPMENT PROJECTS

The Company continues to actively explore its exploration targets around existing mines and its efforts to look for new opportunities and on-the-ground purchases elsewhere in the Americas. The Company is largely focused on developing its future based on its exploration successes and organic growth.

The following is a summary of the exploration and development expenditures:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(in millions of United States Dollars)	2010	2009	2010	2009

Exploration capitalized	$17.7	$10.8	$43.2	$26.0
Exploration expensed	12.2	9.0	29.7	18.2

Total Exploration	$29.9	$19.8	$72.9	$44.2

The Company has capitalized additional expenditures than expected as a result of more expansion on infill drilling and other brownfield project costs versus greenfield project costs.

The following summary highlights key quarterly updates from the exploration and development program.

BRAZIL

Chapada

The Company is currently advancing a feasibility-level study for Suruca, the new gold mineralized area at Chapada, which the Company expects to complete by the end of 2010. A total of 84 extension and infill diamond drill holes were completed in the first nine months and the results have extended Suruca from 500 metres along strike to 1,800 metres along strike and showed that the mineralization remains open to the northeast and to the south. An 800-metre section of the northeast part of the deposit has been drilled on 100-metre spacing. The Company believes Suruca will provide substantial gold-only production growth at this already robust and long life mine.

Jacobina

Exploration and infill drilling commenced in February and is concentrated at the Morro do Vento and Canavieiras ore deposits and the newly discovered Largartixa. The goal in 2010 is to upgrade higher-grade inferred resources to indicated resources for reserve conversion at the Morro do Vento and Canavieiras deposits and complete enough drilling at Largartixa to define its potential. The Company remains focused on exploring, discovering and developing higher grade with exploration efforts focused on Lagartixa, which exhibits substantially higher grade than the current mineral reserve grade at Jacobina. Expansion resulting from drilling results planned resources increases.

C1 Santa Luz

The Company has received the preliminary environmental permit and continues to progress development work at C1 Santa Luz. Basic engineering has been completed and detailed engineering is advancing. Production is expected to commence in late 2012. During the permitting period, Yamana has undertaken a program to conduct pilot plant tests on metallurgy and recoveries to ensure operational reliability once operations begin.

Ernesto/Pau-a-Pique

The Company previously made a construction decision for the development of Ernesto/Pau-a-Pique based on positive feasibility results. Yamana continues to progress basic engineering and conduct additional tests on metallurgy and recoveries. Permitting is underway and construction is expected to begin in 2010 with production targeted for late 2012.

Pilar

The Company made a construction decision on its Pilar project based on a recently completed positive feasibility study, which delivered the first mineral reserve estimate. During the permitting period which is expected to continue into the first quarter of 2011, the Company will continue to do exploration and development work to upgrade mineral resources and reserves. The vein structure of the orebody varies in width therefore additional delineation work will allow for more reliability once production begins in mid-2013. Earth work is expected to begin in early to mid-2011 after the rainy season.  Following the completion of permitting, construction is expected to take 24-30 months.

Total mineral resources including reserves for the Jordino  near Pilar deposit increased by 32% from the published estimate as at the end of 2009. Pilar, based on production, mineral reserves and mineral resources, and anticipated further exploration successes, now represents one of the more significant projects for the Company. In addition, the Company has provided an exploration update on its extension drilling program to date with results that further confirm the Company’s belief that there is potential to continue to increase mineral reserves and mineral resources as they demonstrate the deposit is open in all directions. The new mineral reserves at Pilar increases the Company’s total proven and probable mineral reserves by 7% to 18.7 million ounces of gold.  The Company is also evaluating potential ore feed sources from neighbouring satellite deposits including Caimar.

ARGENTINA

Gualcamayo

The Company has made a construction decision on QDD Lower West and updated its production plan upon completion of an update to a prior feasibility study. The updated feasibility study demonstrated increased mineral reserves and mineral resources as well as an increase in planned average annual production beginning in 2013. QDD Lower West is an orebody below the current open-pit operations at Gualcamayo and one of several identified areas of mineralization at the mine. Capital requirements for QDD Lower West are approximately $85.0 million and relate only to mine development work as ore is expected to be processed through existing operations and facilities at Gualcamayo.

Production from QDD Lower West is expected to begin in 2013 ahead of the originally planned 2015. While recovery will be lower from QDD Lower West ore than the main open-pit ore, gold will be recovered from the heap leaching processing facilities already in operation at Gualcamayo thereby reducing the need for additional capital investment. The Company plans to monitor the option of adding a milling facility which would increase recoveries and production. The prospect of a mill is dependent on continued exploration successes and the delineation of additional mineral reserves and this initiative will be further evaluated in late 2011.

Given the significant additional exploration opportunity at QDD Lower West, the Company will continue its exploration efforts as it progresses with mine development. In addition, ore from QDD Lower West increases the overall grade at Gualcamayo, thereby contributing to an increase in overall production.

Agua Rica

The Company continues to advance its Agua Rica project in Argentina including the advancement of discussions relating to a strategic partnership. Agua Rica is a large-scale copper, gold, molybdenum and silver porphyry deposit located in the province of Catamarca in an area with superior infrastructure for mining projects. A feasibility study was completed in 2006 and the initial environmental license for the project was issued in 2009. The Company has undertaken several optimization initiatives, and as part of these initiatives the Company received an updated mine plan for Agua Rica prepared by an independent engineering consulting firm. Under the revised plan, the project would deliver 870 million tonnes of ore over an estimated mine life of 26.5 years. The new estimate for mineral reserves which forms the basis for the new mine plan, is summarized as follows:

	Tonnes (000s)	Copper Grade (%)	Gold Grade (g/t)	Molybdenum Grade (%)	Silver Grade (g/t)
Proven	380,236	0.569	0.257	0.032	3.91
Probable	489,301	0.440	0.213	0.030	3.52
Total	869,537	0.496	0.232	0.031	3.69

This reserve estimate is based on $2.25/lb copper, $825/oz gold, $12/lb molybdenum and $14/oz silver and contains 9.5 billion pounds of copper, 6.5 million ounces of gold, 595 million pounds of molybdenum and 103 million ounces of silver. Average annual production over the project mine life is summarized as follows:

Time Frame	5 Years	10 Years	Life of Mine
Copper (millions of pounds/year)	419	370	306
Gold (thousands of ounces/year)	140	148	129
Molybdenum (millions of pounds/year)	15.2	13.9	15.3
Silver (thousands of ounces/year)	1,987	2,605	2,513

The new mine plan incorporates a more favourable strip ratio of 1.53:1 on an operating basis, or 1.68:1 including 131 million tonnes of pre-strip or pre-production waste removal. Total waste has been reduced by upwards of 100 million tonnes from previous levels provided for in the 2006 feasibility study. Mining costs are projected at less than $1.15 per tonne of material moved excluding the cost of crushing and conveying.

The Company is in the process of updating capital cost estimates and other optimization initiatives remain under review. These include but are not limited to the following:

•                  Alternative concentrate transport logistics (e.g. Trucking and rail vs. pipeline);

•                  Paste vs. filtered tailings disposal;

•                  Alternative waste disposal logistics and scheduling;

•                  Two tunnels — one for ore and one for waste vs. one large tunnel for both;

•                  Alternative access routes to the mine;

•                  Rhenium as a source of by-product credits; and

•                  Optimization of the Semi-Autogenous Grinding (“SAG”) mill to reduce energy costs by 10%.

In addition, the Company is investigating improvements in the originally assumed gold and molybdenum recoveries. Actual gold recoveries at comparable porphyry operations are significantly in excess of the assumed gold recoveries for Agua Rica. Metallurgical recovery test work for copper had been significantly more advanced than test work for recoveries of other metals in the prior feasibility study and the Company intends to conduct further metallurgical test work to increase gold and molybdenum recoveries. Any additional gold production from these tests is not yet included in the mine plan.

The Company continues to believe that Agua Rica is an exceptional stand-alone project offering significant value and is working toward a formal construction decision for the project. Work continues on the preparation of a full update to the prior feasibility study which will incorporate the recently completed mine plan update, revised capital cost estimates and all other optimization initiatives as appropriate.

CHILE

Jeronimo

The Company holds a 57% controlling and operating interest in the Jeronimo project, which is located in Region II of northern Chile. The Company continues to advance Jeronimo and have made significant advancements in metallurgical test work and support for reserve increases. The Company intends to deliver a feasibility study in late 2011.

MEXICO

Mercedes

The Company continues development work at Mercedes. Drilling has been focused on the eastern extension of the Lupita vein and the central part of the Barrancas Vein. Favourable drill results were received and resource increases are expected at both areas. By year end, 45,000 metres of drilling will be completed at Mercedes with the objective of increasing resources and reserves. Basic engineering and advanced mine development has been completed and exploration results continue to confirm Mercedes’ high geological potential. The Company has received all the permits required for construction and commenced construction in May 2010. Production is expected to start in 2012 with an initial production of 120,000 GEO per year for a period of ten years. The Company will further evaluate the potential to increase annual production as it advances its exploration program.

19.          RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, silver and copper), the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar.

Readers are encouraged to read and consider the risk factors more specifically described in the Company’s Annual Information Form for the year ended December 31, 2009. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

20.          CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

There has been no change to the Company’s critical accounting policies and estimates since the end of 2009. Readers are encouraged to read the critical accounting policies and estimates more particularly described in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2009.

21.                               INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CHANGEOVER PLAN

The Company continues to monitor the deliberations and progress on plans to adopt International Financial Reporting Standards (“IFRS”) by accounting standard-setting bodies and securities regulators in Canada, Brazil, Chile, Argentina, Mexico, the United States and other countries, where the Company has operating and other interests.

Differences between Canadian GAAP and IFRS will impact the Company’s accounting activities to varying degrees, some of which are dependent on policy choice decisions. The Company’s main objective in the selection of IFRS policies and transition elections is to ensure that meaningful and transparent information is provided to stakeholders.

The major differences between the current accounting policies of the Company and those that the Company expects to apply in preparing IFRS financial statements as well as some of the most significant adjustments expected are included below. These differences do not represent a complete list of expected changes under IFRS. As the Company’s transition project is impacted by changes to IFRS that may occur prior to the changeover date, the analysis below may be subject to change. Future disclosures will continue to report updated progress as well as any additional impacts identified on the Company’s financial reporting, and changes to systems and processes, as they are determined.

First-time adoption of IFRS

IFRS 1- First-time Adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for the initial adoption of IFRS. IFRS 1 requires an entity to apply IFRS effective at the end of its first IFRS annual reporting period on a full retrospective basis subject to specific mandatory and optional exemptions. Significant optional IFRS 1 exemptions the Company may expect to apply in its first IFRS financial statements have not changed from those previously disclosed.

Changes to accounting policies and financial statement elements

The following discussion relates to key differences identified in significant accounting policies and the expected effect on the Company’s financial statements, certain of which are expected to have an impact on the opening balance sheet and/or be an ongoing difference between Canadian GAAP and IFRS:

•                  Income taxes

The carrying value of non-monetary assets is recorded in the functional currency at the time of the original acquisition.  If the related tax value is calculated in a foreign currency, the tax value is translated to the functional currency at the rate in effect at each balance sheet date. Any change in the tax value measure in the functional currency creates a foreign exchange difference in the deferred tax calculation.  Under Canadian GAAP, the initial deferred tax liability on the fair value adjustments on acquisition of non-monetary assets was calculated in the foreign currency and subsequently translated into the functional currency at the rate in effect at each balance sheet date.  Under IFRS, the deferred tax liability relating to the fair value adjustments on acquisition of non-monetary assets will always be calculated with reference to the functional currency at the time of the original acquisition.  IFRS has the impact of removing previously recognized foreign exchange gains/losses on the foreign currency denominated deferred tax liability from the date of acquisition. The opening adjustment on the balance sheet is less than $165.0 million reduction to opening retained earnings which represents the difference between accounting value at historical foreign exchange rate and accounting value at current foreign exchange rate multiplied by the tax rate. The Company is in the process of determining the actual opening balance sheet impact. Going forward, no unrealized foreign exchange gains/losses related to deferred income tax liability arising from purchase price adjustments will be recognized.

The Company continues to evaluate the impact between IFRS 1 “First-time Adoption of IFRS” and IAS 12 “Income Taxes” including the potential impact on calculation of deferred taxes with respect to the Company’s past acquisitions.

•                  Impairment of assets

Under Canadian GAAP, a two-step approach to impairment testing is performed: firstly, the asset carrying value is compared with its undiscounted future cash flow to determine whether impairment exists. The impairment is then measured by comparing the asset’s carrying value with its fair value. IAS 36, Impairment of Assets (“IAS 36”), requires the application of a one-step approach for both testing for and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use and includes the use of discounted cash flows when a cash flow model is used. Management will determine its best estimates on assumptions applicable to such discounted cash flows, which may give rise to different results under different circumstances. Applying IAS 36 may result in additional impairments in cases where the carrying values of assets may have previously been recoverable under Canadian GAAP on an undiscounted cash flow basis but could not be supported on a discounted cash flow basis. IFRS also allows the reversal of impairments for long-lived assets if conditions that gave rise to those impairments no longer exist. It is expected that there may be increased volatility in impairment recognition due to the possibility of more frequent impairments and the reversal of impairments. Financial statements elements that may be impacted as a result of impairment include the Company’s mineral interests composed of depletable and non-depletable mineral properties and its equity investment. The opening adjustment on the balance sheet as a result of using a discounted cash flow approach required under IFRS is approximately in the range of $30.0 to $50.0 million resulting in a reduction to opening retained earnings.

•                  Warrants

Under Canadian GAAP, the Company accounts for its Canadian dollar-denominated warrants, primarily acquired in its business combinations, as equity instruments. IFRS requires that warrants denominated in a currency other than the functional currency of the issuer (United States Dollars for the Company) be classified as liabilities unless they are issued pro rata to all existing shareholders. Therefore, the Company’s outstanding Canadian dollar-denominated warrants will need to be reclassified as liabilities and recognized at fair value, with changes in value being recorded in the statement of operations and the opening adjustment to be recorded as an adjustment to opening retained earnings. Quantification of this impact results in a total reclassification of liability value of approximately $9.0 million and an increase to retained earnings of approximately $35.0 million.

•                  Asset retirement obligations

Differences in this area between Canadian GAAP and IFRS that are being assessed include the recognition of provisions based on the concept of legal and constructive obligations, when probable (“more likely than not” or greater than 50%) and the measurement requirements for discounting using a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the liability. The opening adjustment on the balance sheet as a result of using discount rates that are country-specific required under IFRS is less than $5.0 million resulting in a reduction of opening retained earnings.

•                  Share-based compensation

The Company recognizes share-based compensation as a single pool with a fair value based on the specified vesting period for the overall arrangement.  This treatment is applied for all arrangements under Canadian GAAP, including those which include tranches that vest in installments over the vesting period. Under IFRS, the Company will treat each installment as a separate arrangement with its own distinct fair value measurement. Compensation cost for each tranche will be recognized over its own distinct vesting period. The opening adjustment on the balance sheet as a result of using the above treatment required under IFRS is approximately $4.0 million resulting in a reduction of opening retained earnings.

•                  Property, plant and equipment (“PPE”)

Key differences between Canadian GAAP and IFRS with respect to PPE include component accounting which must be applied to physical and non-physical components which are significant and have a useful life which differs to that of the overall asset, the mandatory capitalization of interest costs and requirements for the annual review of estimates of useful life, residual value and the depreciation method. The Company will continue to account for its PPE using the cost model. At this point, the Company does not expect to record a material adjustment relating to this difference.

•                  Provisions, contingent liabilities and contingent assets

Differences that are being assessed include the recognition of provisions which introduce the concept of legal and constructive obligations when probable (“more likely than not” or greater than 50%) and the requirements for discounting when material. At this time, the Company does not expect to record a material adjustment relating to this difference.

The Company has not identified any material differences for any other financial statement elements. Additional impacts and developments, if any, will be disclosed as they are determined.

Project update

A project steering committee was established at the inception of the project and is providing overall guidance to the conversion project. The audit committee of the Company is kept informed of management’s decisions on accounting policy choices under IFRS, project status and significant IFRS developments. The Company completed a detailed work plan for the design and implementation phases of the project which are well underway. The project is progressing according to plan, is on budget and there has been no significant change to the plan.

Some of the key activities that have commenced and will continue in 2010 include:

Activities	Progress report
Information technology and data systems

The Company’s IFRS project team liaises with IT system teams to ensure alignment with other projects impacting the IT environment. The Company continues to make good progress as it is revising its IT systems to incorporate IFRS requirements after the changeover date.

Internal controls

A process has been designed and implemented to provide reasonable assurance on the controls in place relating to the conversion process. At this point in the IFRS project, the Company does not anticipate any significant changes to key internal controls.

Training programs	All major company personnel impacted by the IFRS changeover from site staff to all levels of executive and directors have undergone various levels of training and have an understanding of IFRS. Specific training to key personnel has begun and will continue to be implemented in the year.
Communication programs

The Audit Committee receives quarterly updates on the project’s progress status. It met in August with the project team to review the effect of conversion to IFRS on the opening balance sheet and the template of financial statements and notes proposed for interim and annual reporting in 2011.

The Company’s project team continues to communicate project status, significant impacts of transition to affected parties.

Revision of accounting policy and procedures manual

Differences arising from IFRS adoption have been identified and decisions have been documented in accounting papers addressing specific policies. Revisions and approval of the Company’s documented accounting policies under IFRS is underway.

Preparation of draft IFRS financial statements templates, disclosures and related decisions

Draft IFRS financial statements are undergoing a thorough review and approval with the involvement of the Company’s auditors. Some of the key changes expected include, but are not limited to, the following:

•    The statement of operations will be presented by “function” of the line items with additional note disclosures on the “nature” of the item to be included in supporting notes,

•    Unrealized and realized gain/loss on financial instruments as well as foreign exchange gain/loss will be presented within net finance expenses,

•    Foreign exchange gain/loss, interest and penalties related to tax to be reported in the tax expense line,

•    Deferred tax asset and liability balances to be presented as non-current on the balance sheet,

•    Cash flow statement to begin with earnings before taxation and present dividends received and taxes paid as operating activities,

•    Additional reconciliations/disclosures to be provided for several financial statement elements such as property, plant and equipment, equity investment, goodwill and intangible assets, dividends paid and proposed, share-based payments, cost of sales excluding depreciation, depletion and amortization, other operating income and expenses, finance income and expenses, environmental rehabilitation and provisions, employee compensation and benefit expenses, financial instruments, equity and its components, related party transactions, etc.

Preparation and auditor procedures on the IFRS opening balance sheet for January 1, 2010

Significant differences between Canadian GAAP and IFRS impacting the Company’s opening balance sheet for January 1, 2010 are in the process of being finalized. The Company’s auditors have performed procedures on the IFRS opening balance sheet and are expected to provide a report early in 2011. Significant adjustments to the opening balance sheet to date have been disclosed above.

Other business impacts	During the transition year, IFRS figures are being tracked in parallel with Canadian GAAP figures for comparative purposes.

The above is not considered a complete and final list of all the impacts that will result from the transition to IFRS. The Company will maintain disclosures as current as possible as changes in circumstances may impact the final determination of adjustments and application.

Future Expected Changes to IFRS

Continuous monitoring of current IFRS developments is an imperative consideration in the design and implementation phase as multiple changes are expected to come into effect from projects delineated by the timetable of the International Accounting Standard Board as the Company transitions to IFRS.

Joint Arrangements

The International Accounting Standards Board (“IASB”) has issued Exposure Draft (“ED 9”) - Joint Arrangements, which proposes to require that all jointly controlled entities be accounted for using the equity method of accounting.  ED 9 would replace the current IFRS standard which allows for a policy choice to account for jointly controlled entities using either proportionate consolidation, which is consistent with Canadian GAAP, or the equity method of accounting.  ED 9 is expected to result in the issue of a final IFRS standard in 2010, which the Company will be required to adopt during a period subsequent to its transition to IFRS.  The Company is currently evaluating the impact that ED 9 is expected to have on its consolidated financial statements.

Revenue Recognition

In June 2010, the IASB and FASB have jointly issued an ED on Revenue from contracts with customers. If adopted, the proposals would supersede IAS 11 Construction Contracts and IAS 18 Revenue and related interpretations. The core principle proposed in the ED would require an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to receive in exchange for those goods or services. The ED also specifies the accounting for contract costs. The DP proposes a single revenue recognition model based on changes in the contract asset or liability with a customer, i.e., the net asset or liability arising from the remaining rights and obligations in a contract. The Company is currently evaluating the impact that ED is expected to have on its consolidated financial statements.

Leases

In July 2006, the IASB announced a project to reconsider the accounting requirement for leasing arrangements. The project is being conducted jointly with the FASB. In March 2009, the IASB and the FASB published a DP Leases — Preliminary Views. The DP proposes, for lessees, to eliminate the requirement to classify a lease contract as an operating or finance lease, and to require a single accounting model to be applied to all leases. The DP proposes that a lessee recognize in its financial statements a “right-of-use” asset representing its right to use the leased asset, and a liability representing its obligation to pay lease rentals. The DP includes a high-level discussion of lessor accounting issues, but expresses no preliminary views on lessor accounting. An ED is expected in 2010 and a final standard in the second quarter of 2011. The Company is currently monitoring the impact that proposed changes are expected to have on its consolidated financial statements.

22.          DISCLOSURES AND INTERNAL CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, its Timely Disclosure and Confidentiality Policy, its Code of Business Conduct and Ethics, its Insider Trading Policy and Share Dealing Code, its Whistleblower Policy, its Fraud Policy, the effective functioning of its Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13(a)-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to the Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes.  The Company’s internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended September 30, 2010, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2010, and December 31, 2009, and results of operations for the periods ended September 30, 2010, and September 30, 2009.

This Management’s Discussion and Analysis has been prepared as of November 3, 2010. The unaudited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto as at and for the period ended September 30, 2010 (collectively the “Financial Statements”). Readers are encouraged to review the Financial Statements in conjunction with this Management’s Discussion and Analysis; which should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2009, and the most recent Annual Information Form for the year ended December 31, 2009, on file with the Securities Commissions of all of the provinces in Canada and the 2009 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect,” “budget,” “target,” “project,” “intend,” “believe,” “anticipate,” “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to, the impact of general business and economic conditions; global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions; fluctuating metal prices (such as gold, copper, silver and zinc); currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar); possible variations in ore grade or recovery rates; changes in the Company’s hedging program; changes in accounting policies; changes in the Company’s corporate resources; changes in project parameters as plans continue to be refined; changes in project development and production time frames; risk related to joint venture operations; the possibility of project cost overruns or unanticipated costs and expenses; higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; unexpected changes in mine life; final pricing for concentrate sales; unanticipated results of future studies; seasonality and unanticipated weather changes; costs and timing of the development of new deposits; success of exploration activities; successful transition to owner mining; permitting time lines; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009, filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured,” “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2009, and other continuous disclosure documents filed by the Company since January 1, 2010, available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.